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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9


             FIRST AMENDED AND RESTATED SOLICITATION/RECOMMENDATION


                   STATEMENT PURSUANT TO SECTION 14(d)(4) OF

                      THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------


                             ADFLEX SOLUTIONS, INC.


                           (NAME OF SUBJECT COMPANY)



                             ADFLEX SOLUTIONS, INC.

                       (NAME OF PERSON FILING STATEMENT)

                            ------------------------


                    COMMON STOCK, PAR VALUE $0.01 PER SHARE


                         (TITLE OF CLASS OF SECURITIES)



                                   006866107


                     (CUSIP NUMBER OF CLASS OF SECURITIES)



                NEIL DIAL, PRESIDENT AND CHIEF OPERATING OFFICER


                             ADFLEX SOLUTIONS, INC.


                          2001 WEST CHANDLER BOULEVARD


                            CHANDLER, ARIZONA 85224


                                 (602) 963-4584


          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO


  RECEIVE NOTICE AND COMMUNICATIONS ON BEHALF OF THE PERSON FILING STATEMENT)



                          COPIES OF COMMUNICATIONS TO:



                               KAREN C. MCCONNELL


                               ROBERT J. HACKETT


                                AUDREY V. DORCH


                             FENNEMORE CRAIG, P.C.


                     3003 NORTH CENTRAL AVENUE, SUITE 2600


                             PHOENIX, ARIZONA 85012


                                 (602) 916-5000


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ITEM 1.  SECURITY AND SUBJECT COMPANY



     The name of the subject company is ADFlex Solutions, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 2001 West Chandler Boulevard, Chandler, Arizona 85224. The title of the class of equity securities to which this First Amended and Restated Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement" or this "Schedule 14D-9") relates is the common stock, par value $0.01 per share, of the Company (the "Shares").



ITEM 2.  TENDER OFFER OF THE BIDDER



     This Statement relates to a tender offer (the "Offer") described in the Tender Offer Statement on Schedule 14D-1, dated July 7, 1999 (as amended or supplemented, the "Schedule 14D-1"), filed by Innovex, Inc., a Minnesota corporation ("Parent"), and its wholly-owned subsidiary Innovex Acquisition Corp., a Delaware corporation ("Merger Sub" or "Purchaser"), with the Securities and Exchange Commission (the "Commission"), involving an offer by Purchaser to purchase all of the issued and outstanding Shares at a price of $3.80 per Share, net to the seller in cash (subject to reduction for any applicable federal back-up withholding or stock transfer taxes payable by the seller), without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase, dated July 7, 1999, and the related Letter of Transmittal (together with any amendments or supplements thereto, the "Offer Documents"). The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of July 1, 1999 (as it may be amended or supplemented from time to time, the "Merger Agreement"), among Parent, Merger Sub and the Company, a copy of which is filed as Exhibit 4 to this Schedule 14D-9 and is incorporated herein by reference in its entirety.



     The Merger Agreement provides, among other things, for the making of the Offer by Purchaser, and further provides that, following the completion of the Offer, upon the terms and subject to the conditions of the Merger Agreement, and in accordance with the Delaware General Corporation Law (the "DGCL"), Merger Sub will be merged with and into the Company (the "Merger"). Following the effective time of the Merger (the "Effective Time"), the Company will continue as the surviving corporation (the "Surviving Corporation") and become a wholly-owned subsidiary of Parent. At the Effective Time, each Share then issued and outstanding immediately prior to the Effective Time (other than Shares held by the Company or by any subsidiary of the Company, or owned by Parent, Purchaser or any other subsidiary of Parent, which shall be canceled, and other than Shares, if any (collectively, "Dissenting Shares"), held by stockholders who have properly exercised appraisal rights under Section 262 of the DGCL) will, by virtue of the Merger and without any action on the part of the holders of the Shares, be converted into the right to receive in cash the per Share price paid in the Offer (the "Per Share Price"), payable to the holder thereof, without interest, upon surrender of the certificate formerly representing such Share, less any required withholding taxes. The Merger Agreement is more fully described in Item 3 of this Schedule 14D-9. The Schedule 14D-1 indicates that the principal executive offices of Purchaser are located at c/o Innovex, Inc., 530 11th Avenue South, Hopkins, Minnesota 55343, and the principal executive offices of Parent are located at 530 11th Avenue South, Hopkins, Minnesota 55343.


ITEM 3.  IDENTITY AND BACKGROUND

     (a) The name and address of the Company, which is the person filing this
Schedule 14D-9, are set forth in Item 1 above and incorporated herein by reference. Unless the context otherwise requires, references to the Company in this Schedule 14D-9 are to the Company and its subsidiaries, viewed as a single entity.

     (b) Except as described or referred to in the attached Annex I (Information Statement), or set forth in this Item 3(b), to the knowledge of the Company, as of the date hereof, there are no material contracts, agreements, arrangements, understandings or any actual or potential conflicts of interest between the Company or its affiliates and (i) the Company, its officers, directors or affiliates, or (ii) Parent, Purchaser, or their executive officers, directors or affiliates. The following summaries of agreements, including the Merger Agreement and the Tender Agreement, as well as the other agreements described or referred to in Annex I, are qualified in their entirety by reference to the copies thereof filed as exhibits to this Schedule 14D-9.

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     In considering the recommendation of the Company's Board of Directors set forth in Item 4 below, the Company's stockholders should be aware that certain members of management and the Board have interests in the Offer and the Merger, which are described herein and in Annex I hereto and which may present them with certain conflicts of interest. The Board of Directors was aware of these potential conflicts of interest and considered them along with the factors described in Item 4 below.

THE MERGER AGREEMENT

     The following description of certain provisions of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 4 to this Schedule 14D-9 and incorporated herein by reference. For the purposes of this Item 3(b), capitalized terms used and not otherwise defined herein have the meanings given to such terms in the Merger Agreement.

  The Offer

     The Merger Agreement provides that as promptly as practicable (but in any event no later than three business days after the announcement of the Merger Agreement), Parent will cause Purchaser to commence the Offer. The parties to the Merger Agreement have agreed in the Merger Agreement that the obligation of Purchaser to consummate the Offer, and to accept for payment and pay for the Shares tendered pursuant to the Offer and not withdrawn, is subject to the conditions of the Offer described under "Certain Conditions of the Offer" below (the "Offer Conditions").

     Pursuant to the Merger Agreement, the Offer will be made by means of an offer to purchase which will contain as conditions only the Minimum Condition and the other Offer Conditions described below, and, subject to the succeeding sentence, will otherwise contain, and be entirely consistent with, the terms and conditions of the Offer as described in the Merger Agreement. Under the Merger Agreement, each of Purchaser and Parent, on behalf of Purchaser, expressly reserved the right, in its sole discretion, to waive any such condition and to make any other changes to the terms of the Offer, provided, that, without the prior written consent of the Company, Purchaser will not, and Parent will cause Purchaser not to, (i) decrease or change the form of the Per Share Amount, (ii) decrease the number of Shares subject to the Offer, (iii) amend or waive the Minimum Condition, or impose conditions other than the Offer Conditions on the Offer, (iv) except as provided in Section 1.1(b) of the Merger Agreement, extend the expiration date of the Offer, or (v) amend any term of the Offer in a manner materially adverse to holders of Shares. The Merger Agreement provides that the price per Share will be net to the sellers in cash, without interest, subject to reduction only for any applicable federal back-up withholding taxes or stock transfer taxes payable by the seller. Under the Merger Agreement, Purchaser may, without the consent of the Company, subject to the Company's right to terminate the Merger Agreement, (i) extend the Offer from time to time if at the initial expiration date of the Offer (which shall be 20 business days following commencement of the Offer) or any extension thereof any of the Offer Conditions shall not have been satisfied or waived, until such time as such conditions are satisfied or waived, but not beyond December 31, 1999, and (ii) extend the Offer for any period required by any rule, regulation, interpretation or position of the Commission or the staff thereof applicable to the Offer, but not beyond December 31, 1999. The Merger Agreement also provides that Purchaser will, from time to time, at the request of the Company, extend the Offer if at any scheduled expiration date of the Offer any of the Offer Conditions has not been satisfied or waived or until such time as such conditions are satisfied or waived; provided, however, that Purchaser shall not be required to extend the Offer beyond December 31, 1999.

     The Merger Agreement provides that, assuming the satisfaction or waiver of the Offer Conditions, Parent will cause Purchaser to accept for payment and pay for all, in accordance with the terms of the Offer, all Shares validly tendered and not withdrawn pursuant to the Offer as soon as practicable after expiration of the Offer. The Merger Agreement further provides that the Offer Conditions are solely for the benefit of Purchaser and may be waived by Purchaser or Parent on behalf of Purchaser, in whole or in part, from time to time in its sole discretion, and the failure by Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right and may be asserted at any time and from time to time.

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  Certain Conditions of the Offer

     Notwithstanding any other provisions of the Offer, Purchaser will not be required to accept for payment, or subject to any applicable rules and regulations of the Commission, including Rule 14e-1(C) under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered Shares promptly after expiration or termination of the Offer), to pay for any Shares and, subject to any such rules or regulations, may postpone the acceptance for payment or payment for any Shares tendered, and, subject to the terms and conditions of the Merger Agreement may amend or terminate the Offer (whether or not any Shares have then been purchased or paid for pursuant to the Offer), (a) unless the following conditions have been satisfied: (i) prior to the Purchase Date there will have been validly tendered and not withdrawn that number of Shares which constitutes a majority of the total number of then outstanding Shares (including for purposes of this calculation all Shares issuable upon exercise of all vested options and all options that will vest on or before December 31, 1999, and conversion of all convertible securities or other rights to purchase or acquire the Shares) (the "Minimum Condition"), and (ii) any applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), shall have expired or been terminated (the "HSR Condition"), or (b) if at any time on or after the date of the Merger Agreement and before the Purchase Date (whether or not any Shares have then been accepted for payment or paid for pursuant to the Offer), any of the following shall have occurred:

          (i) any Governmental Entity shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order which is in effect, or there shall be initiated, instituted or pending any such action having any effect, and which (A) restricts, prevents or prohibits consummation of the transactions contemplated by the Merger Agreement, including the Offer or the Merger,
     (B) prohibits, limits or otherwise adversely affects the ownership or operation by Parent or any of its subsidiaries or compels the Company, Parent or any of their subsidiaries to dispose of or hold separate all or any portion of the business or assets of the Company and its subsidiaries; or (C) imposes material limitations on the ability of Purchaser to exercise effectively full rights of ownership of any Shares, including the right to vote any Shares acquired by Purchaser pursuant to the Offer or otherwise on all matters properly presented to the Company's stockholders;

          (ii) the representations and warranties of the Company contained in the Merger Agreement shall not be true and correct in all material respects as of the Purchase Date as though made anew as of such date;

          (iii) the Company shall not have performed or complied in all material respects with its covenants under the Merger Agreement and such failure continues until the later of (A) 15 calendar days after actual receipt by it of written notice from Parent setting forth in detail the nature of such failure, or (B) the Purchase Date;

          (iv) there shall have occurred any change, effect, event or condition constituting a Company Material Adverse Effect;

          (v) the Merger Agreement shall have been terminated in accordance with its terms;

          (vi) the Company Board shall have (A) withdrawn or materially modified (including by amendment of this Schedule 14D-9) in a manner adverse to Purchaser or Parent or taken a position inconsistent with its approval or recommendation of the Offer, the Merger or the Merger Agreement, (B) approved or recommended any Company Takeover Proposal, (C) taken any action referred to in Section 5.2 of the Merger Agreement that is prohibited thereby or would be so prohibited but for the exceptions thereto, or (D) resolved or publicly disclosed any intention to do the foregoing;

          (vii) there shall have occurred (A) any general suspension of trading in, or limitation on prices for, securities on the New York Stock Exchange,
     (B) a decline of at least 10% in either the Dow Jones Average of Industrial Stocks or Standard & Poor's 500 Index from the date of the Merger Agreement, (C) the declaration of a banking moratorium or any limitation or suspension of payments in respect of the extension of credit by banks or other lending institutions in the United States, (D) any commencement of war, armed hostilities or other international or national calamity directly involving the United
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     States or having a significant adverse effect on the functionality of financial markets in the United States, or (E) in the case of any of the foregoing existing at the time of commencement of the Offer, a material acceleration or worsening thereof; or

          (viii) it shall have been publicly disclosed or Parent shall have otherwise learned that (A) any Person or "group" (as defined in Section 13(d)(3) of the Exchange Act), other than Parent or its affiliates or any group of which any of them is a member or any affiliates controlled by them, shall have acquired beneficial ownership (determined pursuant to Rule 13d-3 promulgated under the Exchange Act) of more than 20% of the outstanding Shares or (B) any Person or group shall have entered into a Company Acquisition Agreement or an agreement in principle with respect thereto.

Notwithstanding the foregoing, the institution of an action or suit that challenges the transactions contemplated by the Merger Agreement shall not be deemed the failure of the foregoing conditions except in the circumstances described in clause (i) above.

     The failure by Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, and each such right will be deemed an ongoing right that may be asserted at any time and from time to time. Pursuant to the Merger Agreement, a "Company Material Adverse Effect" means any change or effect, event or condition (other than an action or suit challenging the transactions contemplated by the Merger Agreement) that would
(i) have a material adverse effect on the business, properties, results of operations, financial condition or prospects of the Company and its subsidiaries taken as a whole, (ii) prevent or materially delay the consummation of any of the transactions contemplated by the Merger Agreement, or (iii) prevent or materially delay the Company's ability to consummate the transactions contemplated by the Merger Agreement.

  Directors Following the Offer

     The Merger Agreement provides that, promptly upon the purchase of Shares by Purchaser pursuant to the offer in accordance with the terms of the Merger Agreement, and from time to time thereafter, (i) Parent will be entitled to designate such number of directors ("Parent's Designees"), rounded up to the next whole number, as will give Parent, subject to compliance with Section 14(f) of the Exchange Act, representation on the Company Board equal to the product of
(A) the number of directors on the Company Board (giving effect to any increase in the number of directors pursuant to the provisions below) and (B) the percentage that such number of Shares so purchased bears to the aggregate number of Shares outstanding (such number being the "Board Percentage"); provided, however, that if the number of Shares purchased pursuant to the Offer equals or exceeds a majority of the outstanding Shares, the Board Percentage will in all events be at least a majority of the members of the Company Board, and (ii) the Company will, upon request by Parent, promptly satisfy the Board Percentage by
(A) increasing the size of the Company Board or (B) using reasonable efforts to secure the resignations of such number of directors as is necessary to enable Parent's Designees promptly to be so elected, subject in all instances to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. At the request of Parent, the Company will take all lawful action necessary to effect any such election.

     The Merger Agreement provides that, notwithstanding any other provision of the Merger Agreement, of the certificate of incorporation or bylaws of the Company or of applicable law to the contrary, following the election or appointment of Parent's Designees, and prior to the Effective Time, the affirmative vote of a majority of the directors of the Company who were directors of the Company as of the date of the Merger Agreement (who will act as an independent committee of the Board of Directors for this purpose) (the "Continuing Directors") will be required in addition to the approval of the Company Board, to (i) amend or terminate the Merger Agreement, (ii) extend the time for performance or waiver of Parent's and Merger Sub's respective obligations or other acts of Parent or Merger Sub under the Merger Agreement, or
(iii) waive any of the Company's rights under the Merger Agreement.

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  The Merger

     Pursuant to the Merger Agreement, upon the terms and subject to the conditions of the Merger Agreement, and in accordance with the DGCL, at the Effective Time, Merger Sub will be merged with and into the Company. The Merger Agreement provides that as a result of the Merger, the separate corporate existence of Merger Sub will cease and the Company will continue as the Surviving Corporation. The terms of the Merger Agreement provide that at the Effective Time, the Certificate of Incorporation of the Surviving Corporation will be amended and restated to be identical to the Certificate of Incorporation of Merger Sub as in effect immediately prior to the Effective Time; provided, that the name of the Surviving Corporation will be the name of the Company. The Merger Agreement further provides that at the Effective Time and without any further action on the part of the Company or Merger Sub, the Bylaws of the Surviving Corporation shall be amended and restated to be identical to the Bylaws of Merger Sub as in effect immediately prior to the Effective time; provided, that the name of the Surviving Corporation will be the name of the Company. Pursuant to the terms of the Merger Agreement, the directors of Merger Sub immediately prior to the Effective Time will be the initial directors of the Surviving Corporation, and the officers of the Company immediately prior to the Effective Time will be the initial officers of the Surviving Corporation, in each case retaining their respective positions and terms of office.

     The terms of the Merger Agreement provide that at the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, the Company or the holders of any of the following securities: (i) each Share (other than any Shares to be canceled pursuant to clause (ii) below and any Dissenting Shares) will be canceled, extinguished and converted automatically into the right to receive the Per Share Amount payable to the holder thereof, without interest, upon surrender of the certificate that prior to the Merger represented such Share, less any required withholding or stock transfer taxes; (ii) each Share held in the treasury of the Company or any subsidiary and each Share owned by Parent, Purchaser or any other direct or indirect wholly-owned subsidiary of Parent immediately prior to the Effective Time, other than shares in trust accounts, managed accounts, custodial accounts and the like that are beneficially owned by third parties, will be automatically canceled and retired without any conversion thereof and no payment or distribution will be made with respect thereto; and (iii) each share of Common Stock, $0.01 par value per share, of Merger Sub issued and outstanding immediately prior to the Effective Time will be converted into one share of Common Stock, $0.01 par value per share, of the Surviving Corporation.

     The Merger Agreement provides that, upon the consummation of the Offer, each holder of a then-outstanding option to purchase Shares under the Company's 1993 Equity Incentive Plan, 1994 Stock Incentive Plan and Employee Stock Purchase Plan (collectively, the "Stock Option Plans"), whether or not then exercisable (the "Options"), will, in settlement thereof, receive from the Company for each Share subject to such Option an amount (subject to any applicable withholding tax) in cash equal to the difference between the Per Share Amount and the per Share exercise price of such Option to the extent such difference is a positive number (the "Option Consideration"); provided, however, that with respect to any person subject to Section 16(a) of the Exchange Act, any such amount will be paid as soon as practicable after the first date payment can be made without any liability to such person under Section 16(b) of the Exchange Act. Under the terms of the Merger Agreement, at the Effective Time, each Option will be canceled, and any and all rights the holder had or may have had in respect to such Option shall be released.

     The Company has agreed in the Merger Agreement to use reasonable efforts to obtain all necessary consents or releases from holders of Options under the Stock Option Plans and to take all such other lawful action as may be necessary to provide that (i) the Stock Option Plans shall terminate as of the Effective Time and the provisions in any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of the Company or any subsidiary thereof shall be canceled as of the Effective Time, and (ii) following the Effective Time the Company will use all reasonable efforts to assure that following the Effective Time, no participant in the Stock Option Plans or other plans, programs or arrangements shall have any right thereunder to acquire any equity securities of the Company, the Surviving Corporation or any subsidiary thereof.

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     The Merger Agreement provides that each dissenting Share will be converted into the right to receive payment from the Surviving Corporation with respect thereto in accordance with the provisions of the DGCL.

  Representations and Warranties

     The Merger Agreement contains various customary representations and warranties of the parties thereto including, without limitation, representations and warranties by the Company as to the Company's organization, standing and corporate power, subsidiaries, capital structure, authorization, recommendation and required stockholder vote for the Merger Agreement, noncontravention of any governing instruments, laws or other agreements, filings with the Commission, financial statements and undisclosed liabilities, information provided in the Offer documents and this Schedule14D-9, absence of certain changes or events, litigation, compliance with laws, employee benefit plans, taxes, environmental matters, contracts, amendment of rights agreement, intellectual property, millennium compliance, ownership of assets, brokers, and the opinion of the Company's financial advisor. In addition, the Merger Agreement contains representations and warranties of Parent and Purchaser concerning their organization and standing, authorization, recommendation and required stockholder vote for the Merger Agreement, noncontravention of any governing instruments, laws or other agreements, information provided in the Offer documents and the Proxy Statement, financing, brokers, SEC documents and financial statements.

  Interim Operations of the Company

     Pursuant to the Merger Agreement, the Company has covenanted and agreed that, except (i) as expressly provided in the Merger Agreement, or (ii) as expressly and specifically described in Section 5.1 of the Company Disclosure Letter, during the period from the date of the Merger Agreement and prior to the Effective Time, the Company will not, and will not permit any of its subsidiaries to:

          (A) amend its certificate of incorporation or bylaws or similar organizational documents;

          (B) other than dividends or distributions (including liquidating dividends) by the Company's direct or indirect wholly-owned subsidiaries, or by a subsidiary that is partially owned by the Company or any of its subsidiaries, provided that the Company or any such subsidiary receives its proportionate share thereof, (1) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock, (2) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (3) purchase, redeem or otherwise acquire any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;

          (C) except upon exercise of the Options or with respect to the July 31, 1999 purchase under the Employee Stock Purchase Plan, issue, deliver, sell, pledge or otherwise encumber any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options, to acquire, any such Shares, voting securities or convertible securities;

          (D) acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, limited liability company, partnership, joint venture, association or other business organization or division thereof;

          (E) sell, lease, license, mortgage or otherwise encumber or subject to any Lien or otherwise dispose of any of its properties or assets, other than in the ordinary course of business consistent with past practice;

          (F) (1) incur any indebtedness for borrowed money or guarantee any such indebtedness of another Person, issue or sell any debt securities or warrants or other rights to acquire any debt securities or warrants or other rights to acquire any debt securities of the Company or any of its subsidiaries, guarantee any debt securities of another Person, enter into any "keep well" or other agreement to maintain any financial statement condition of another Person or enter into any arrangement having the economic effect of any of the foregoing, except for short-term borrowings incurred in the ordinary course of business consistent with past practice, or (2) make any loans, advances or capital contributions to, or investments

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

     in, any other Person, other than to the Company or any subsidiaries of the Company or to officers and employees of the Company or any of its subsidiaries for travel, business or relocation expenses in the ordinary course of business;

          (G) make or agree to make any capital expenditure or capital expenditures other than capital expenditures set forth in the capital budget of the Company;

          (H) make any changes to its accounting methods, principles or practices, except as may be required by generally accepted accounting principles;

          (I) except as required by law or contemplated by the Merger Agreement, enter into, adopt or amend in any material respect or terminate any Stock Option Plan or any other agreement, plan or policy involving the Company or any of its subsidiaries and one or more of their directors, officers or employees, or materially change any actuarial or other assumption used to calculate funding obligations with respect to any Company pension plans, or change the manner in which contributions to any Company pension plans are made or the basis on which such contributions are determined;

          (J) increase the compensation of any director or executive officer of the Company or pay any benefit or amount not required by a plan or arrangement as in effect on the date of the Merger Agreement to any such Person;

          (K) hire any new domestic employees, or enter into consulting or similar agreements, other than employees providing direct labor; or

          (L) authorize, or commit or agree to take, any of the foregoing action.

  Access to Information

     In the Merger Agreement, the Company has agreed, during the period prior to the Effective Time, to (i) allow all designated officers, attorneys, accountants and other representatives of Parent, reasonable access at all reasonable times to the offices, records, files, correspondence, audits and properties, as well as to all information relating to commitments, contracts, titles and financial position, or otherwise pertaining to the business and affairs, of the parties and their respective subsidiaries, as the case may be, and (ii) furnish to Parent and its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information as such persons may reasonably request. The Merger Agreement further provides that, subject to the requirements of applicable laws, and except for such actions as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Offer and the Merger, the parties will, and will instruct each of their respective affiliates, associates, partners, employees, agents and advisors to, hold in confidence all such information as is confidential or proprietary and to use such information only in connection with the Offer and the Merger.

  Filings; Reasonable Efforts

     The Merger Agreement provides that, subject to the terms and conditions therein provided, each of the parties thereto agrees to use all reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable, to consummate and make effective, in the most expeditious manner practicable, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, which actions will include, without limitation, (i) seeking to obtain all necessary actions or nonactions, waivers, consents and approvals from Governmental Entities and making all necessary registrations and filings (including filings with Governmental Entities) and the taking of all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity,
(ii) seeking to obtain all necessary consents, approvals or waivers from third parties, (iii) defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging the Merger Agreement or the consummation of the transaction contemplated thereby, including seeking to have any adverse order entered by any court or other Governmental Entity vacated or reversed and
(iv) execution and delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purpose of, the Merger Agreement.

     Pursuant to the Merger Agreement, in case at any time after the Effective Time any further action becomes necessary or desirable to carry out the purposes of the Merger Agreement, each party thereto will use all reasonable efforts to take, or cause to be taken, all such necessary actions.

  Employee Matters

     The Merger Agreement provides that from and after the Effective Time, the Surviving Corporation will have sole discretion over the hiring, promotion, retention, firing and other terms and conditions of the employment of employees of the Surviving Corporation. Subject to the immediately preceding sentence, Parent will provide, or will cause the Surviving Corporation to provide, for the benefit of employees of the Surviving Corporation or its subsidiaries who were employees of the Company immediately prior to the Effective Time, at the election of Parent, employee benefit plans that are either (i) in the aggregate substantially comparable to the employee benefit plans provided to such individuals by the Company on the date of the Merger Agreement, or (ii) in the aggregate substantially comparable to the employee benefit plans provided to similarly situated employees of Parent or its subsidiaries who were not employees of the Company immediately prior to the Effective Time; provided, however, that notwithstanding the foregoing, (i) nothing in the Merger Agreement will be deemed to require Parent to modify the benefit formulas under any pension plan of the Company in a manner that increases the aggregate expenses thereof as of the date hereof in order to comply with the requirements of ERISA, the Code or the Tax Reform Act of 1986, (ii) employee stock ownership, stock option and similar equity-based plans, programs and arrangements of the Company or any of its subsidiaries are not encompassed within the meaning of the term "employee benefit plans" under the Merger Agreement, (iii) nothing in the Merger Agreement will obligate Parent or the Surviving Corporation to continue any particular employee benefit plan for any period after the Effective Time, and
(iv) Parent may substitute any benefit available to employees whom it determines are similarly situated in other parts of its business for any employee benefit under any such plan.

     Under the terms of the Merger Agreement, Parent will cause the Surviving Corporation to honor (subject to any withholdings under applicable law) all employment, consulting and severance agreements or arrangements to which the Company or any of its subsidiaries is presently a party.

  No Solicitation

     Pursuant to the terms of the Merger Agreement, the Company, its affiliates and their respective officers, directors, employees, representatives and agents, will immediately cease any discussions or negotiations, if any, with any parties conducted with respect to any Company Takeover Proposal. The Merger Agreement further provides that the Company will not, nor will it permit any of its subsidiaries to, nor will it authorize or permit any of its officers, directors or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by it or any of its subsidiaries to, directly or indirectly, (i) solicit, initiate or encourage (including without limitation by way of furnishing information), or take any other action designed or reasonably likely to facilitate, any inquiries or the making of any proposal which constitutes or reasonably may give rise to any Company Takeover Proposal, or (ii) participate in any discussions or negotiation regarding any Company Takeover Proposal; provided, however, that if, at any time prior to the Purchase Date the Company Board determines in good faith, after taking into account the advice of its legal counsel, that it is necessary to do so in order to comply with its fiduciary duties to the Company's stockholders, the Company may, in response to a Company Takeover Proposal that was not solicited by it and did not otherwise result from a breach of any provision of the Merger Agreement, (i) furnish information with respect to the Company and each of its subsidiaries to any Person pursuant to a customary confidentiality agreement no more favorable to the recipient of such information than the Non-Disclosure Agreement, dated as of April 30, 1999, between Purchaser and the Company, and (ii) participate in negotiations regarding such Company Takeover Proposal. A "Company Takeover Proposal", for purposes of the Merger Agreement, means any inquiry, proposal or offer from any Person relating to any direct or indirect acquisition or purchase of 25% or more of the assets of the Company and its subsidiaries or 25% or more of any class of equity securities of the Company or any of its subsidiaries, any tender offer or exchange offer for Shares or any class of equity securities of the Company or any of its subsidiaries, or any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its subsidiaries, other than the transactions contemplated by the Merger Agreement, or any other transaction that is intended or could reasonably be expected to prevent the completion of the transactions contemplated by the Merger Agreement.

     The Merger Agreement provides that, except as expressly permitted by
Section 5.2(b) thereof, neither the Company Board nor any committee thereof may
(i) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Parent or Purchaser, the approval or recommendation by the Company Board or such committee of the Offer, the Merger or the Merger Agreement, (ii) approve or recommend, or propose publicly to approve or recommend, any Company Takeover Proposal, (iii) cause the Company to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Company Takeover Proposal (each, a "Company Acquisition Agreement"). Notwithstanding the foregoing, in the event that prior to the Effective Time, and not less than two business days after notice of its intention to do so has been given Parent, the Company Board determines in good faith after receipt of a Superior Proposal and after taking into account the advice of its legal counsel, that it is necessary to do so in order to comply with its fiduciary duties to the Company's stockholders, the Company Board may withdraw or modify its approval or recommendation of the Offer, the Merger or the Merger Agreement, approve or recommend a Company Takeover Proposal, or terminate the Merger Agreement pursuant to Section 7.3(c) thereof. For purposes of the Merger Agreement, "Superior Proposal" means a Company Takeover Proposal (x) that involves the direct or indirect acquisition or purchase of 75% or more of the assets of the Company or 75% or more of every class of equity securities of the Company or any of its subsidiaries and (y) which Company Takeover Proposal is otherwise on terms which the Board determines in its good faith judgment (after consultation with a financial advisor of nationally recognized reputation) to be reasonably capable of being completed (taking into account all material legal, financial, regulatory and other aspects of the proposal) and more favorable to the Company's stockholders from a financial point of view than the Offer and the Merger, and for which financing, to the extent required, is then committed or which, in the good faith judgment of the Board, is capable of being obtained by such third party.

     In addition to the obligations of the Company set forth in the preceding two paragraphs, the Merger Agreement provides that the Company will (i) immediately advise Parent orally and in writing of any request for information or of any Company Takeover Proposal, the material terms and conditions of such request or Company Takeover Proposal and the Person making such request or Company Takeover Proposal, and (ii) keep Parent reasonably informed of the status and details (including amendments or proposed amendments) of any such request of Company Takeover Proposal.

     In addition, the Merger Agreement will not restrict the Company's Board of Directors from taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act; provided, however, that neither the Company nor the Company Board nor any committee thereof may, except as expressly permitted by Section 5.2, withdraw or modify, or propose publicly to withdraw or modify, its position with respect to the Offer, the Merger Agreement or the Merger or approve or recommend, or propose publicly to approve or recommend, a Company Takeover Proposal.

  Publicity

     The Merger Agreement provides that the initial press release relating to the Merger Agreement will be a joint press release and thereafter, the Company and Parent will, subject to their respective legal obligations (including requirements of stock exchanges and other similar regulatory bodies), consult with each other, and use reasonable efforts to agree upon the text of any press release, before issuing any such press release or otherwise making public statements with respect to the transactions contemplated by the Merger Agreement and in making any filings with any Governmental Entity or with any national securities exchange with respect thereto.

  Directors' and Officers' Insurance and Indemnification

     The Merger Agreement provides that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time existing in favor of the current or former directors or officers of the Company or each of its subsidiaries as provided in their respective certificates of incorporation or bylaws (or comparable organizational documents) will be assumed by Parent and Parent will be directly responsible for such indemnification, without further action, as of the Effective Time and such rights will continue in force and effect in accordance with their respective terms. In addition, from and after the Effective Time, directors and officers of the Company who become or remain directors or officers of Parent or the Surviving Corporation will be entitled to the same indemnity rights and protections (including those provided by directors' and officers' liability insurance) of Parent.

     Pursuant to the terms of the Merger Agreement, Parent has agreed that it will, and will cause the Surviving Corporation to, maintain in effect for not less than three years after the Effective Time policies of directors' and officers' liability insurance equivalent in all material respects to those maintained by or on behalf of the Company and its subsidiaries on the date of the Merger Agreement (and having at least the same coverage and containing terms and conditions which are no less advantageous to the Persons currently covered by such policies as insured), with respect to matters existing or occurring at or prior to the Effective Time; provided, however, that if the aggregate annual premiums for such insurance at any time during such period exceed per annum the rate of premium currently paid by the Company and its subsidiaries for such insurance on the date of the Merger Agreement, then Parent will cause the Surviving Corporation to, and the Surviving Corporation will, provide the maximum coverage that shall then be available at an annual premium equal to such rate.

  Proxy Statement; Company Stockholders Meeting

     The Company and Parent have agreed, under the terms of the Merger Agreement, that they will cooperate and promptly prepare, and the Company will file with the Commission as soon as practicable, a proxy or information statement with respect to the required Company stockholder approval of the Merger Agreement (the "Proxy Statement"), and promptly thereafter will mail the Proxy Statement to its stockholders. The Proxy Statement will contain the recommendation of the Company Board that stockholders of the Company approve and adopt the Merger Agreement and approve the Merger and the other transactions contemplated thereby. The Company has agreed, pursuant to the terms of the Merger Agreement, that if at any time prior to the Company Stockholders' Meeting any event or circumstance relating to the Company or any of its subsidiaries or affiliates, or its or their respective officers or directors, should be discovered by the Company that is required to be set forth in a supplement to any Proxy Statement, the Company shall promptly inform Parent and Purchaser to supplement such Proxy Statement and mail such supplement to its stockholders.

     The Merger Agreement provides that the Company will take all action necessary pursuant to applicable law and its certificate of incorporation and bylaws to convene a meeting of its stockholders as promptly as practicable to consider and vote upon the adoption of the Merger Agreement. The Merger Agreement further provides that the Board of Directors of the Company will recommend adoption of the Merger Agreement by the stockholders of the Company, and the Company will take all lawful action to solicit such approval, including without limitation timely mailing any Proxy Statement; provided, however, that if the Company Board determines in good faith, after taking into account the advice of its legal counsel, that it is necessary to do so in order to comply with its fiduciary duties to the Company's stockholders under applicable law, the Company Board may change such recommendation or solicitation (but not such actions to convene the Company Stockholders' Meeting), including any withdrawal or change of its recommendation. The Merger Agreement further provides that, without limiting the generality or effect, the Company's obligations pursuant to the first sentence of this paragraph will not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Company Takeover Proposal.

     The Merger Agreement provides that, notwithstanding the foregoing, in the event that Parent, Purchaser or any other subsidiary of Parent acquires at least 90% of the outstanding shares pursuant to the Offer or otherwise, the parties agree to take all necessary and appropriate action to cause the Merger to become effective in accordance with the DGCL without a meeting of the stockholders of the Company as soon as practicable after the acceptance for payment and purchase of Shares by Purchaser pursuant to the Offer. Finally, the Merger Agreement provides that Purchaser shall vote all shares owned by it for the Merger.

  Offer; Documents

     Pursuant to the terms of the Merger Agreement, as soon as practicable following the date of consummation of the Offer, Parent and Purchaser filed or caused to be filed with the Commission a Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1"), which contained an offer to purchase and related letter of transmittal and other ancillary offer documents and instruments pursuant to which the Offer was made (collectively with any supplements or amendments thereto, the "Offer Documents"). The Merger Agreement provides that Parent, Purchaser and the Company will each promptly correct any information provided by them for use in the Offer Documents if and to the extent that it becomes false or misleading in any material respect and Parent and Purchaser will jointly and severally take all lawful action necessary to cause the Offer Documents as so corrected to be filed promptly with the Commission and to be disseminated to holders of Shares, in each case as and to the extent required by applicable law. Parent agreed, under the terms of the Merger Agreement, to give the Company and its counsel a reasonable opportunity to review and comment on the Offer Documents and any amendments thereto prior to their being filed with the Commission.

  Merger Conditions

     The Merger Agreement provides that the obligations of the Company, on the one hand, and Parent and Merger Sub, on the other hand, to consummate the Merger are subject to the satisfaction at or prior to the Closing Date of the following conditions: (i) Purchaser shall have purchased the Shares pursuant to the Offer (provided that the foregoing condition shall be deemed to have been satisfied if Purchaser fails to accept for payment or pay for Shares pursuant to the Offer in violation of the terms of the Offer or of the Merger Agreement); (ii) the Merger Agreement shall have been approved in the manner required by applicable law by the holders of all of the issued and outstanding shares of capital stock of the Company; and (iii) no order or law enacted, entered, promulgated, enforced or issued by any court of competent jurisdiction or other Governmental Entity or other legal restraint or prohibition (collectively, "Restraints") preventing the consummation of the Merger shall be in effect. The Merger Agreement further provides that the obligation of Parent and Purchaser to effect the Merger will be subject to the fulfillment at or prior to the Closing Date (or such other date as may be specified in the Merger Agreement) of the additional condition that the Company shall have performed in all material respects its agreements contained in the Merger Agreement required to be performed on or prior to the Closing Date.

  Retirement of Bank Debt

     The Company is a party to a credit agreement, as amended (the "Credit Agreement"), among the Company, certain lenders and BankBoston N.A. as agent for the lenders. BankBoston N.A. is affiliated with BancBoston Robertson Stephens Inc. ("BancBoston Robertson Stephens") Prior to October 30, 1998, the credit facility consisted of a $35,000,000 term loan and a $25,000,000 revolving line of credit, secured by the Company's assets and 66 2/3% of the stock of its subsidiaries. On October 30, 1998, the Company and the lenders amended the Credit Agreement to reduce the term loan to $30,000,000, change the amortization schedule of the term loan, reduce the revolver to $20,000,000, and change the financial covenants.

     As of March 28, 1999, the Company was in default under certain financial covenants of the Credit Agreement, giving the lenders certain remedies, including acceleration of maturity of the entire principal balance of the loans. The Company is currently in default under its loans. At March 28, 1999, $18,267,905 was outstanding under the term loan (less warrant discounts of $232,095) and the Company had $12,700,000 available under the revolving line of credit. Subsequent to March 28, 1999, the Company and the lenders engaged in extensive negotiations concerning a forbearance arrangement with respect to the existing defaults, although no such arrangement was reached. On June 3, 1999, the lenders notified the Company in writing that the financing commitments were terminated, and that the lenders were no longer obligated to lend funds to the Company pursuant to the Credit Agreement. Although the lenders have not accelerated or demanded payment of the outstanding principal balance of the loans, BankBoston N.A., as agent for the lenders, has reserved its right to take any actions and seek any remedies available to it under the Credit Agreement. As a result of the Merger, the Company's indebtedness to its lenders, which approximated $33.8 million at June 25,

1999, will be paid in full and BankBoston N.A. may receive certain additional fees related to the prepayment of such amounts.

  Termination

     The Merger Agreement provides that it may be terminated and the transactions contemplated therein may be abandoned at any time prior to the Purchase Date, whether before or after stockholder approval thereof: (i) by the mutual consent of Parent and the Company; (ii) by action of the Board of Directors of either of the Company or Parent if (A) the Merger has not been consummated by December 31, 1999; provided, that no party may terminate the Merger Agreement under this clause to the extent that the delay in consummating the Merger is due to such party's failure to fulfill any of its obligations under the Merger Agreement; (B) if any governmental entity has issued a Restraint or taken any other action permanently enjoining, restraining or otherwise prohibiting the consummation of the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement and such Restraint will have become final and non-appealable; or (C) the Offer expires or is terminated or withdrawn pursuant to its terms without any Shares being purchased thereunder by Purchaser as a result of the occurrence of any of the events set forth in Annex A to the Merger Agreement.

     Pursuant to the terms of the Merger Agreement, the Merger Agreement may be terminated and the transactions contemplated therein may be abandoned at any time prior to the Purchase Date, whether before or after stockholder approval thereof, by action of the Board of Directors of the Company, if (i) there has been a material breach by Parent or Purchaser of any representation or warranty contained in the Merger Agreement which is not curable or, if curable, is not cured by December 31, 1999 and such breach would have a Parent Material Adverse Effect, (ii) there has been a material breach of any of the covenants set forth in the Merger Agreement on the part of Parent or Purchaser, which breach is not curable or, if curable, is not cured within 30 days after written notice of such breach is given by the Company to Parent, or (iii) in accordance with Section 5.2(b) of the Merger Agreement.

     The Merger Agreement provides that it may be terminated and the transactions contemplated therein may be abandoned at any time prior to the Purchase Date, whether before or after stockholder approval thereof, by Parent, if (a) the Board of Directors of the Company shall have (i) withdrawn or modified in a manner adverse to Parent or Purchaser its approval or recommendation of the Merger Agreement, the Offer or the Merger or failed to reconfirm its approval or recommendation within five business days after a written request to do so, (ii) approved or recommended, or proposed publicly to approve or recommend, a third-party Company Takeover Proposal to the Company's stockholders, (iii) caused the Company to take any action referred to in Section
5.2 of the Merger Agreement that would have constituted a breach thereof but for the exceptions thereunder, including without limitation authorizing the Company to enter into a Company Acquisition Agreement, (iv) approved the breach of the Company's obligations under Section 5.2 of the Merger Agreement, or (v) resolved to take any of the foregoing actions, (b) there has been a material breach by the Company of any representation or warranty contained in the Merger Agreement which is not curable or, if curable, is not cured by December 31, 1999 and such breach had or would have a Company Material Adverse Effect, (c) there has been a material breach of any of the covenants set forth in the Merger Agreement on the part of the Company, which breach is not curable or, if curable, is not cured within five days after written notice of such breach is given by Parent to the Company, or (d) any Person or group (as defined in Section 13(d)(3) of the Exchange Act) other than Parent, Purchaser or any of their respective affiliates shall have become the beneficial owner of more than 10% of the Shares.

  Effect of Termination

     The Merger Agreement provides that in the event of the termination of the Merger Agreement as described above, written notice thereof will forthwith be given to the other party or parties specifying the provision thereof pursuant to which such termination is made, and the Merger Agreement will forthwith become null and void except for the provisions of Section 7.5 and 8.14 thereof, and there will be no liability on the part of Parent, Purchaser or the Company except as set forth below. The Merger Agreement also provides that in the event of the termination of the Merger Agreement, nothing therein shall prejudice the ability of the non-breaching party from seeking damages from any other party for any prior breach of the Merger Agreement, including without limitation attorneys' fees and the right to pursue any remedy at law or in equity.

     Under the terms of the Merger Agreement, (i) if the Merger Agreement is terminable pursuant to Sections 7.2, 7.3(c) or 7.4 thereof, then (A) the Company will, not later than two business days after receipt of notice from Parent, pay to Purchaser an amount equal to Parent's documented Expenses not to exceed $600,000, and (B) in the event that (x) a Company Takeover Proposal is made known to the Company or any of its subsidiaries or has been made directly to stockholders generally or any Person publicly announces an intention (whether or not conditional) to make a Company Takeover Proposal, and (y) thereafter the Merger Agreement is terminated (1) by either Parent or the Company pursuant to
Section 7.2(a) or (c) of the Merger Agreement, or (2) by the Company pursuant to
Section 7.3(c) of the Merger Agreement, or by Parent pursuant to Section 7.4(a) or (d) of the Merger Agreement, the Company will pay Purchaser a fee of $1,500,000 cash; provided, however, that if the Merger Agreement is terminated by Parent as a result of a breach by the Company, Parent may pursue any remedies available to it at law or in equity and will, in addition to its expenses, be entitled to recover such additional amounts as Purchaser may be entitled to receive at law or in equity.

  Costs and Expenses

     The Merger Agreement provides that, except as expressly otherwise provided in the Merger Agreement, all fees and expenses incurred in connection with the Merger Agreement and the consummation of the transactions contemplated thereby will be paid by the party incurring such fees or expenses.

  Amendment and Modification

     The Merger Agreement provides that, subject to applicable law, the Merger Agreement may be amended, whether before or after any vote of the stockholders of the Company contemplated thereby, only by written agreement of the parties thereto, pursuant to action taken by their respective Boards of Directors, at any time before or after approval of matters presented in connection with the Merger by the stockholders of the Company; provided, however, that after the approval of the Merger Agreement by the stockholders of the Company, no such amendment which by law requires prior approval of the stockholders of the Company or shareholders of Parent will be made unless such approval has been obtained.

  Waiver; Remedies Cumulative

     The Merger Agreement provides that the waiver by any party thereto of a breach of any provision thereunder will not operate or be construed as a waiver of any prior or subsequent breach of the same or any other provision.

NON-DISCLOSURE AGREEMENT

     Pursuant to a Non-Disclosure Agreement dated as of April 30, 1999 (the "Non-Disclosure Agreement") between Parent and the Company, the Company has supplied Parent with certain confidential non-public information. The term of the Non-Disclosure Agreement is two years from the date of the Non-Disclosure Agreement, and the obligations thereunder shall remain in force for a period of ten years from the date of disclosure. The parties have agreed in the Non-Disclosure Agreement that Parent shall keep confidential all such information and shall use it only in connection with the discussions between the two companies; provided, however, that the non-disclosure obligations shall not apply to the extent that any of the information (i) is or becomes part of the public domain through no fault of Parent, (ii) is rightfully known to Parent prior to the disclosure by the Company, as established by written records (iii) is subsequently rightfully received by Parent from a third party, or (iv) can be shown by written documentation to have been developed independently of the Company's information.

     Parent has agreed that it shall not disclose the information or any part thereof to any other person, firm or corporation and shall restrict the circulation of the information in its own organization. Under the terms of the Non-Disclosure Agreement the Company's personnel are not authorized to receive confidential information relating to Parent and, except as may be agreed to, all communication from Parent to the Company is to be made on a non-confidential basis. The Non-Disclosure Agreement may be terminated by either party upon 15 days written notice, which termination shall not affect the obligations thereunder with respect to any previously disclosed information.

EXCLUSIVITY AGREEMENT

     On June 7, 1999, in connection with the transactions contemplated by the Merger Agreement, the Company entered into a non-binding letter agreement (the "Exclusivity Agreement") with Parent. The Exclusivity Agreement provided that
(i) until the Termination Time (as defined in the Exclusivity Agreement) the Company (A) would not entertain any offers from parties other than Parent, (B) would immediately notify Parent of any contact it had with any other person regarding an offer, proposal or related inquiry, and (C) would immediately suspend all discussions with other potential buyers; (ii) the Company would negotiate exclusively with Parent until the Termination Time, afford Parent access to its business records and properties and operate its business in the ordinary course, refraining from any extraordinary transactions; and (iii) other than as required by law, or in discussions between the Company and its lenders, neither party, without the prior consent of the other party, would make any public announcement of their negotiations or the terms, conditions or other aspects of the Exclusivity Agreement. The Exclusivity Agreement would have automatically terminated on June 30, 1999, under its original terms. However, on June 30, 1999, the Exclusivity Agreement was extended by mutual agreement of the parties to July 1, 1999.

CHANGE IN CONTROL AGREEMENTS

     The Company has entered into agreements (the "Change In Control Agreements") outlining certain arrangements applicable to Neil Dial, Donald E. Frederick, R. Charles Furniss and David M. Rzasa, each of whom is an executive officer of the Company, that would be effective upon a change in control of the Company. The term of the Change In Control Agreements is three years and they are automatically extended for successive one year periods thereafter. Under the Change In Control Agreements, the executive officers named above are entitled to receive certain benefits if, within one year following a change in control of the Company, any of them resigns for good reason or is terminated by the Company. The form of Change In Control Agreement is filed as Exhibit 9 to this Statement and is hereby incorporated by reference. The term "good reason" for purposes of the Change In Control Agreements means certain reductions in base salary, certain relocations, the assignment of duties materially inconsistent with the duties prior to the change in control, or a significant reduction in the officer's position, in each case which occur without the executive officer's express prior written consent. The term "change in control" for purposes of the Change In Control Agreements includes the acquisition of beneficial ownership by certain persons of securities possessing more than 50% of the total combined voting power of the Company's outstanding securities, a change in composition of the Board over a period of 36 consecutive months or less such that the current Board members of the Company cease to constitute a majority thereof (except that any new Board member approved by at least a majority of the current Board is considered to be a member of the current Board), or certain events relating to reorganizations, mergers, consolidations, liquidations or sales of all or substantially all of the Company's assets. The Merger will constitute a "change in control" under the Change In Control Agreements.

TENDER AGREEMENT

     Concurrently with the execution and delivery of the Merger Agreement, Parent and Purchaser entered into a Tender Agreement (the "Tender Agreement") with Havant International Holdings Limited ("HIHL"), which is a stockholder of the Company that beneficially owns 1,392,347 Shares (the "Subject Shares"). Pursuant to the Tender Agreement, HIHL agreed, among other things, to validly tender (and not withdraw) its Subject Shares to Purchaser pursuant to and in accordance with the terms of the Offer.

     Additionally, pursuant to the Tender Agreement, HIHL agreed that, during the time that the Tender Agreement is in effect, at any meeting of the stockholders of the Company, however called, or in any written consent in lieu thereof, HIHL will (i) vote the Subject Shares owned by it in favor of the Merger and any related agreements or related matters; and (ii) unless and until the Merger Agreement is terminated in accordance with its terms, vote the Subject Shares against any (A) Company Acquisition Agreement, (B) reorganization, recapitalization, liquidation or winding up of the Company or any other extraordinary transaction involving the Company, (C) corporate action the consummation of which would frustrate the purposes, or prevent or delay the consummation, of the transactions contemplated by the Merger Agreement, or (D) other matters relating to, or in connection with any of the foregoing matters.

     HIHL has appointed Purchaser as attorney-in-fact and proxy, with full power of substitution, and has agreed to use its reasonable effort to cause any record owner of Shares to grant to Purchaser a proxy to the same effect as that contained in the Tender Agreement; provided, however, that HIHL shall not be required to expend any monies in the exercise of such efforts; and provided further, however, that the proxy granted by HIHL and all other obligations of HIHL shall be revoked upon termination of the Merger Agreement in accordance with its terms.

INDEMNITY AND LIMITATION OF LIABILITY

     The Company has entered into indemnification agreements with each of its directors by which the Company provides such persons with the maximum indemnification allowed under applicable law, with regard to all judgments, penalties, fines, amounts paid in settlement and expenses (including attorneys' fees) whatsoever arising out of any event or occurrence related to the fact that such person is or was a director of the Company, with certain limitations and exceptions. A copy of the form of such indemnification agreement is filed as
Exhibit 11 to this statement and is hereby incorporated by reference.

     To the extent that the Company maintains an insurance policy or policies providing liability insurance for directors, officers, employees or agents of the Company or of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise that such person serves at the request of the Company, the indemnified person shall be covered by such policy or policies in accordance with its or their terms to the maximum extent of the coverage available for such director, officer, employee or agent under such policy or policies. The agreements are binding upon any successor to the Company. The agreements continue in effect regardless of whether the indemnified person continues to serve as a director or officer of the Company.

     Article V of the By-laws of the Company also provides that the Company will, to the full extent permitted by the DGCL and its Certificate of Incorporation, indemnify each person whom it may indemnify pursuant thereto. A copy of the By-laws and the amendment to the By-laws are filed as Exhibit 12 and
Exhibit 13, respectively, to this statement and are hereby incorporated herein by reference.

     Delaware law obligates the Company, as the Surviving Corporation in the Merger, to fulfill and honor after the consummation of the Offer its current obligations under the indemnification agreements and By-laws.

     To the full extent permitted by Delaware law, Article Eighth of the Restated Certificate of Incorporation of the Company eliminates the personal liability of a director or officer against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement or actually or reasonably incurred by him or on his behalf in connection with such action, suit or proceeding and any appeal therefrom. A copy of the Restated Certificate of Incorporation is filed as Exhibit 14 to this statement and is hereby incorporated herein by reference.

     The Merger Agreement obligates Parent, as of the Effective Time, to indemnify the present and former directors and officers of the Company in respect of certain actions taken prior to the Effective Time and to continue in effect liability insurance for a period of at least three years.

LIABILITY INSURANCE

     Each of the Company's directors and executive officers is insured against liabilities incurred by them in connection with their service in such capacities. The insurance policy provides aggregate coverage of $7,000,000 (including defense costs) for claims made during the effective period of the policy.

     The Merger Agreement provides that Parent will, and will cause the Surviving Corporation to, maintain in effect directors' and officers' liability insurance with respect to matters existing or occurring at or prior to the Effective Time of the Merger, on terms and conditions no less favorable to such persons than those in effect under the Company's directors' and officers' liability insurance as was in effect on the date of the Merger Agreement; provided, however, that if the aggregate annual premiums for such insurance at any time during such period exceed the per annum rate of premium paid by the Company and its subsidiaries on the date of the Merger Agreement, then Parent will cause the Surviving Corporation to, and the Surviving Corporation will, provide the maximum coverage that is then available at an annual premium equal to such rate.

DIRECTOR BONUSES

     On June 4, 1999, the Company granted a bonus to Steve Sanghi of $100,000 and to Wade Meyercord of $25,000, for services provided in connection with the management and operation of the Company following the resignation of Rolando Esteverena, the Company's former chief executive officer. Such bonuses are payable in full only on the successful completion of a financing or strategic transaction involving the Company the effect of which results in payment in full of the existing credit facilities. The closing of the Merger would trigger payment of the bonuses.

OTHER MATERIAL TRANSACTIONS WITH DIRECTORS AND EXECUTIVE OFFICERS

     The standard compensation and stock option grant policies for Company Board members, and the 1998 compensation and option grants to certain executive officers, are described in the Information Statement attached as Annex I to this
Schedule 14D-9.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

(A) RECOMMENDATION OF THE BOARD OF DIRECTORS

     THE COMPANY BOARD HAS UNANIMOUSLY DETERMINED THAT THE MERGER AGREEMENT, THE OFFER AND THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF THE STOCKHOLDERS, HAS APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, AND RECOMMENDS THAT THE STOCKHOLDERS ACCEPT THE OFFER.

     A letter to stockholders communicating the Board's recommendations is filed as Exhibit 1 hereto and is hereby incorporated herein in its entirety by reference.

(B) BACKGROUND; REASONS FOR RECOMMENDATION

     The Company faced many operating challenges during 1998. Overall net sales were substantially below net sales from the prior year, due to weak demand from certain customers, in particular those supplying the personal computer, hard disk drive and communications markets, and intense price competition of Asian suppliers as they inherited the benefits from currency devaluation and tried to mitigate the demand void caused by the Asian financial crisis. The combination of weak demand coupled with intense price competition adversely affected the Company's operating results, causing the Company to default under certain of the financial covenants in its credit facilities and straining cash resources. In the fall of 1998, in response to pressure from its lenders, the Company contacted BancBoston Robertson Stephens and requested that such firm assist the Company in securing additional capital.

     In October 1998, the Company began the marketing process for a $20,000,000 private placement of Senior Subordinated Notes with warrants. More than 30 potential investors were approached, but no serious interest in the offering was expressed.

     In December 1998, the market size of the offering was reduced to $15,000,000 and the number of shares of common stock of the Company issuable in exchange for the warrants was increased. No serious interest in the offering was expressed.

     In February 1999, the Company began discussions with investors regarding a $5,000,000 -- $10,000,000 private placement of resettable convertible securities. Representatives of the Company began negotiations with several parties regarding their possible interest in the private placement, but no agreement on terms could be reached. At the same time, the Company pursued a $5,000,000 -- $10,000,000 private placement of equity securities, but no serious interest was expressed by any of the more than a dozen potential investors who were approached. Also in February 1999, the Company began discussions with three financial buyers that the Company had approached in connection with its financing efforts regarding a possible merger or acquisition. The discussions with two buyers broke down after several weeks of due diligence, while the third buyer concluded it would put discussions on hold after conducting due diligence on the results of operations of the first quarter. On March 5, 1999, the Board held a special meeting to discuss the abandonment of discussions with these three buyers and possible other financing alternatives.

     For the quarter ended March 28, 1999, the Company reported significantly reduced sales and an operating loss. The Board of Directors approved a reorganization plan which included closing the U.K. facility, downsizing the Mexican facility and transferring programs from Mexico to the new Thailand facility. The Company ended the quarter in default under its credit facilities and began extensive negotiations with its lenders with a view to restructuring the covenants to allow the Company to work through its operational difficulties.

     The Company's President and Chief Executive Officer, Rolando C. Esteverena, resigned effective April 5, 1999. The Board appointed Neil Dial as President and Chief Operating Officer.

     On April 13, 1999, the Board held a special meeting to discuss the filing of bankruptcy for the U.K. subsidiary and various banking and financing issues. Mr. Dial and Steve Sanghi, who was acting as Chairman of the Company, reported on their discussions with the lenders to date, and advised the Board that the lenders were not willing to restructure the credit facilities in a way that they believed would permit the Company to meet its reorganization plan. Rather, the lenders indicated their strong desire that the loans be paid in full, and advised the Company that they would like the Company to consider strategic alternatives, including a sale. Mr. Sanghi further reported on the lack of success with respect to management's capital raising efforts, and noted that potential investors were insisting that the Company return to and sustain profitability before they would consider an investment. BancBoston Robertson Stephens discussed a number of financing alternatives with the Board, including public and private equity offerings and a recapitalization of the Company. Mr. Sanghi said that he would continue to work on possible financing scenarios and with the lenders while management focused on implementing the reorganization plan and attaining break-even operations.

     In April, May and June 1999, representatives of the Company began discussions with five parties, including Purchaser, who expressed an interest in acquiring or merging with the Company. On or about April 16, 1999, William P. Murnane, President and Chief Operating Officer of Parent, had a telephone conversation with Mr. Sanghi, regarding the Company's interest in seeking a strategic partner. Mr. Sanghi indicated that the Company's senior executive team was considering this strategy and had identified a limited number of candidates they believed would best suit the future needs of all of the current constituencies of the Company. Mr. Sanghi also indicated that Parent was one of the Company's primary candidates for a strategic partner. As a result of that conversation, a meeting was scheduled in Chandler, Arizona on April 23, 1999.

     On April 23, 1999, representatives of Parent and the Company, including Mr. Murnane and Mr. Sanghi, met to discuss the possible acquisition of the Company. During the same time, the Company engaged in discussions with another interested party, who was a competitor of the Company, regarding its interest in acquiring the Company and another flexible circuit company in a three-way merger transaction for stock in the surviving corporation of the merger.

     On April 28, 1999, the Board held a regularly-scheduled meeting. Among other normal agenda items, the Board discussed the Company's bank default and the lenders' insistence that the Company engage the services of a crisis management consultant. The Board discussed the possible actions the Company could take if the lenders elected to call the loans, including the filing of a petition for reorganization under the bankruptcy laws.

On April 29, 1999, management met with the lenders and presented a proposal for restructuring the credit facilities.

     On or about April 30, 1999, Parent and the Company entered into a non-disclosure agreement, following which the Company presented to Parent detailed documentation concerning the Company.

     On May 28, 1999, Parent proposed a $3.00 per share cash tender offer. In further negotiations between Messrs. Murnane and Sanghi, the proposed price was increased to $3.50 per share.

     On June 2, 1999, the Board held a special meeting to discuss banking and financing issues and possible acquisition opportunities. The Board discussed and rejected the proposed three-way merger because the competitor making the offer was not financially strong, had significant debt and was adversely affected by the same market factors that had been negatively impacting the Company's financial performance. At this meeting the Board also discussed with BancBoston Robertson Stephens the strategic and financing alternatives available to the Company. The Board discussed the fact that a quarterly amortization payment of $750,000 was due on the bank loan at the end of June, and that the lenders had not agreed to restructure this payment or grant any forbearance. The Board concluded that it was unlikely the Company would have enough cash to meet its obligations during the third quarter without further financing. In light of the Company's liquidity concerns, the Board preliminarily directed management of the Company to pursue a transaction with Parent and one other potential buyer.

     On June 2 and June 3, 1999, Mr. Murnane and Mr. Sanghi held numerous telephonic negotiations. Also on June 3, the lenders notified the Company in writing that the financing commitments under the existing credit facilities had terminated and that the lenders were no longer obligated to lend funds to the Company pursuant to the Credit Agreement. In addition, on June 3, the other potential buyer indicated that it could not proceed with an acquisition transaction on the Company's time-frame. On June 7, 1999, the Company and Parent entered into an exclusivity agreement (the "Exclusivity Agreement"), whereby the Company granted Parent the exclusive right to negotiate an agreement for a cash tender offer for the Company at $3.80 per share. Over the course of the succeeding weeks, Parent's representatives conducted further due diligence, and the parties negotiated the terms of the Merger Agreement.

     On June 28, 1999, the Company Board met telephonically to review the proposed terms of the cash tender offer and received presentations by the Company's management and by BancBoston Robertson Stephens. The Board directed management of the Company to pursue a transaction with Parent.

     On June 28, 29 and 30, 1999, management and counsel for the Company and BancBoston Robertson Stephens negotiated the Merger Agreement and the terms of the Offer with Parent.

     On June 30, 1999, the Board met and after presentations by Company management and the Company's legal and financial advisors, approved the Merger Agreement and the transactions contemplated thereby. Also on June 30, 1999, the exclusivity provision of the Exclusivity Agreement, which was scheduled to terminate on June 30, 1999, was extended until July 1, 1999.

     The Merger Agreement and related agreements were finalized and executed and delivered on July 1, 1999, and the transaction was announced as soon as possible thereafter on July 1, 1999.

     In approving the Merger Agreement and the transactions contemplated thereby and recommending that all holders tender their Shares pursuant to the Offer, the Board of Directors considered a number of factors, including the following:


          (i) the Board's familiarity with, and information provided by the Company's management as to, the business, financial condition, results of operations, current business strategy and future prospects of the Company, the volatile nature of the markets in which the Company operates, the Company's position in such markets, current market dynamics, including increased price competition and reduced demand, the historical and current market prices for the Shares, and the information provided by BancBoston Robertson Stephens as to the Company's strategic and other alternatives;

          (ii) the terms of the Merger Agreement, including (x) the proposed structure of the Offer and the Merger involving an immediate cash tender offer followed by a merger for the same consideration, and (y) the fact that financing is not a condition to the Offer and the Merger, and the Board's view, based on BancBoston Robertson Stephens' advice, that Parent would be able to finance the transaction;



          (iii) that the per Share price contemplated by the Merger Agreement, at $3.80, approximated recent trading prices of the Shares and substantially exceeded trading prices of the Shares at the time that discussions regarding a possible acquisition of the Company by Purchaser commenced;



          (iv) the oral opinion of BancBoston Robertson Stephens (confirmed in writing on July 1, 1999) to the effect that, as of the date of such opinion, and based on the assumptions made, matters considered and limits of review described therein, the consideration to be received by the holders of the Shares in the Offer and the Merger was fair from a financial point of view to such holders. The opinion addresses only the fairness from a financial point of view of the consideration to be received by the holders of Shares of the Company in the Offer and the Merger and does not constitute a recommendation to any holder as to whether to tender Shares in the Offer or to vote in favor of the approval of the Merger Agreement. The Company has obtained the necessary consents to reproduce the BancBoston Robertson Stephens opinion as an exhibit to this Schedule 14D-9 and to summarize, describe and refer to the opinion herein. (A COPY OF THE BANCBOSTON ROBERTSON STEPHENS OPINION IS ATTACHED AS EXHIBIT 5 TO THIS FIRST AMENDED AND RESTATED SOLICITATION/RECOMMENDATION STATEMENT ON
     SCHEDULE 14D-9 AND IS INCORPORATED HEREIN BY REFERENCE. STOCKHOLDERS ARE URGED TO READ SUCH OPINION CAREFULLY IN ITS ENTIRETY);



          (v) probable adverse effects on the business and operations of the Company resulting from a prolonged sale process, particularly in light of the existing situation under the credit facilities and the results obtained by the Company in its financing efforts;



          (vi) that the Merger Agreement permits the Company to furnish nonpublic information to, and to participate in negotiations with, any third party that has submitted a Superior Proposal as defined in the Merger Agreement, if the Board determines in its good faith judgment, after taking into account the advice of its legal counsel, that it is necessary to do so in order to comply with its fiduciary duties to its stockholders, and that the Merger Agreement permits the Company's Board to terminate the Merger Agreement upon two business days' prior notice to Parent, in order to accept a proposal which the Board of Directors has determined is a Superior Proposal after the Board has concluded in good faith, after taking into account the advice of its legal counsel, that it is necessary to accept such Superior Proposal in order to comply with its fiduciary duties to its stockholders;


          (vii) the termination provisions of the Merger Agreement, which under certain circumstances could obligate the Company to pay a $1.5 million termination fee to Parent plus reimbursement to Parent of expenses up to $600,000, and the Board's belief that such fees and damages provisions are reasonable in the circumstances and would not deter a higher offer;

          (viii) strategic considerations, such as the Company's competitive position and the need for additional capital to support operations of the Company and further growth;

          (ix) alternatives to the proposed sale of the Company, including seeking additional proposals from other parties and accepting the uncertainties associated therewith (including with respect to timing, valuation and the likelihood of completion of any such proposals that might be received) and continuing to maintain the Company as an independent public corporation and not engaging in any extraordinary transaction; and

          (x) the process undertaken by the Company to pursue strategic alternatives, including possible business combinations.

     The foregoing discussion addresses the material information and factors considered by the Board in its deliberations regarding and approval of the Offer and the Merger. In view of the variety of factors and the amount of information considered, the Board did not find it practicable to provide specific assessments of, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination that any factor was of particular importance. The determination to recommend that stockholders tender their shares in the Offer was made after consideration of all of the factors taken as a whole. In addition, individual members of the Board may have given different weights to different factors.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     BancBoston Robertson Stephens was retained by the Company to act as its financial advisor with respect to the Offer, the Merger and matters arising in connection therewith. Pursuant to the engagement letter between BancBoston Robertson Stephens and the Company dated June 7, 1999 (the "Engagement Letter"), the Company agreed to pay BancBoston Robertson Stephens as follows: (i) a "Transaction Fee" in the amount of $800,000 payable in the event the transaction is completed, (ii) if less than 50% of the Company's voting stock or assets is sold in a transaction (or series of related transactions), a "Minority Investment Transaction Fee" equal to 6% of that portion of the Aggregate Transaction Value (as defined in the Engagement Letter) that is related to minority investments by parties that have been identified to the Company by BancBoston Robertson Stephens or contacted by BancBoston Robertson Stephens concerning the possibility of entering into a minority investment transaction, subject to a minimum fee of $500,000 and a maximum fee equal to $800,000, and
(iii) in the event BancBoston Robertson Stephens delivers an opinion, an opinion fee of $250,000, which is earned at the time of issuance and credited against the Transaction Fee and paid on the earlier of the completion of the transaction or six months following delivery of the opinion. The full Transaction Fee will become payable by the Company when control of 50% or more of the Shares changes hands.

     The Company also agreed to indemnify BancBoston Robertson Stephens against certain liabilities in connection with its engagement. In the ordinary course of its business, BancBoston Robertson Stephens may effect transactions for its own account or the account of its customers and therefore, at any time may hold long or short positions in debt or equity securities of the companies which may be the subject of the transactions contemplated by the Merger Agreement.

     BancBoston Robertson Stephens is affiliated with BankBoston N.A., the Company's primary lender. The Company is currently in default under its loans and has been in such covenant default since the first quarter of 1999. The lenders have elected not to enter into any forbearance agreement with the Company. The financing commitments have been terminated, and pursuant to the terms of the loan documents the lenders have the right currently to accelerate and demand payment of the loans. Although BankBoston N.A. has not accelerated or demanded payment of the outstanding principal balance of the loans, BankBoston N.A. has reserved its rights to take any actions and to seek any remedies available to it under the loan documents. As a result of the Merger, the Company's indebtedness to its lenders, which approximated $33.8 million at June 25, 1999, will be paid in full and BankBoston N.A. may receive certain additional fees related to the prepayment of such amounts. The Board understands that BankBoston N.A. will benefit from the consummation of the Offer and the Merger and the repayment of the Company's indebtedness.

     Except as described above, neither the Company, nor any person acting on its behalf, currently intends to employ, retain or compensate any other person to make solicitations or recommendations to stockholders on its behalf concerning the Offer or the Merger.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

     (a) During the past 60 days, no transactions in the Shares have been effected by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

     (b) To the best of the Company's knowledge, to the extent permitted by applicable securities laws, rules or regulations, each executive officer, director, affiliate and subsidiary of the Company currently intends to tender all Shares to Purchaser which are held of record or beneficially by such person or over which any of them has sole dispositive power pursuant to the Offer.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

     (a) Except as set forth herein, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary thereof; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary thereof; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as set forth herein, there is no transaction, board resolution, agreement in principle or signed contract in response to the Offer that relates to, or would result in, one or more of the events referred to in Item 7(a) above.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

INFORMATION STATEMENT

     The Information Statement required by Section 14(f) and Rule 14f-1 of the Exchange Act, and referenced in Item 3(b), is attached hereto as Annex I.

RIGHTS AGREEMENT

     The Company and BankBoston N.A. (formerly First National Bank of Boston,
NA) (the "Rights Agent") are parties to a Preferred Shares Rights Agreement, dated as of July 10, 1996. In connection with the Rights Agreement, the Company Board declared a dividend of one one-hundredth of a share of Series A Participating Preferred Stock (subject to adjustment, the "Rights") for each share of common stock outstanding at the close of business on July 22, 1996, which Rights may be triggered by certain events. In connection with the negotiation of the Merger Agreement, the Board of Directors amended the Rights Agreement so that Board-approved tender offers such as the Offer would not trigger the Rights. Accordingly, the transactions contemplated by the Merger Agreement will not trigger the Rights.

ANTITRUST

     Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission ("FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The acquisition of Shares pursuant to the Offer is subject to such requirements.

     Parent will file a Notification and Report Form with respect to the Offer under the HSR Act as soon as practicable following commencement of the Offer. The waiting period under the HSR Act with respect to the Offer will expire at 11:59 p.m. New York City time, on the 15th day after the date such form is filed, unless early termination of the waiting period is granted. In addition, the Antitrust Division or the FTC may extend such waiting periods by requesting additional information or documentary material from Parent. If such a request is made with respect to the Offer, the waiting period related to the Offer will expire at 11:59 p.m. New York City time on the 10th day after substantial compliance by Parent with such request. With respect to each acquisition, the Antitrust Division or the FTC may issue only one request for additional information. In practice, complying with a request for additional information or material can take a significant amount of time. In addition, if the Antitrust Division or the FTC raises substantive issues in connection with a proposed transaction, the parties may engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay consummation of the transaction while such negotiations continue. Expiration or termination of applicable waiting periods under the HSR Act is a condition to the obligation to accept for payment and pay for Shares tendered pursuant to the Offer.

     The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as the proposed purchase of the Shares pursuant to the Offer. At any time before or after such purchase, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the transaction or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Parent or the Company. Litigation seeking similar relief could be brought by private parties. There can be no assurance that a challenge to the Offer and the other transactions contemplated by the Merger Agreement on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

STATE TAKEOVER STATUTES

     The Company is incorporated under the laws of the State of Delaware and operations are conducted throughout the United States. A number of states throughout the United States have enacted takeover statutes that purport, in varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated or have assets, stockholders, executive offices or principal places of business in such states. In Edgar v. MITE Corp., the Supreme Court of the United States held that the Illinois Business Takeover Act, which involved state securities laws that made the takeover of certain corporations more difficult, imposed a substantial burden on interstate commerce and therefore was unconstitutional. In CTS Corp. V. Dynamics Corp. Of America, however, the Supreme Court of the United States held that a state may, as a matter of corporate law and, in particular, those laws concerning corporate governance, constitutionally disqualify a potential acquirer from voting on the affairs of a target corporation without prior approval of the remaining stockholders, provided that such laws were applicable only under certain conditions. Subsequently, a number of federal courts ruled that various state takeover statutes were unconstitutional insofar as they apply to corporations incorporated outside the state of enactment. The Company, pursuant to an amendment to its By-laws, elected out of the Arizona Control Share Acquisition Statute, rendering that state's takeover statute inapplicable to the Offer and the Merger.

     The Company is subject to the provisions of Section 203 of the DGCL with respect to restrictions upon business combinations involving the Company. In general, Section 203 of the DGCL prevents an "interested stockholder" (e.g., a person who owns or has the right to acquire 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (defined to include mergers and certain other transactions) with a Delaware corporation for a period of three years following the time such person became an interested stockholder unless, among other things, the corporation's board of directors approves such business combination or the transaction in which the interested stockholder becomes such prior to the time the interested stockholder becomes such. The Company's Board of Directors has approved the Offer, the Merger and the Merger Agreement for the purposes of Section 203 of the DGCL.

     Except as described above with respect to Section 203 of the DGCL and the Arizona Control Share Acquisition Statute, none of the Company, Parent or Purchaser has attempted to comply with any other state takeover laws in connection with the Offer and each of them believes that none of such laws are applicable to the Offer. Should any person seek to apply any state takeover laws, Parent and Purchaser have reserved the right to take such action as then appears desirable, which may include challenging the validity or applicability of any such statute allegedly applicable to the Offer in appropriate court proceedings. In the event it is asserted that one or more state takeover law is applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, Parent and Purchaser might be required to file certain information with, or receive approvals from the relevant state authorities. In addition, if enjoined, Purchaser might be unable to accept for payment or pay for any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, Purchaser might not be obligated to accept for payment or pay for any Shares tendered.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT NO.                                  DESCRIPTION
-----------                                  -----------
       1       --    Letter to Stockholders, dated July 7, 1999, from Neil Dial,
                     President and Chief Operating Officer of the Company.
       2       --    Offer to Purchase, dated July 7, 1999 (incorporated by
                     reference to Exhibit (a)(1) of Schedule 14D-1).
       3       --    Letter of Transmittal (incorporated by reference to Exhibit
                     (a)(2) of Schedule 14D-1).
       4       --    Agreement and Plan and Merger, dated as of July 1, 1999,
                     among Parent, Purchaser and the Company (incorporated by
                     reference to the Company's Form 8-K dated July 7, 1999).
       5       --    Fairness Opinion of BancBoston Robertson Stephens Inc.,
                     dated July 1, 1999.
       6       --    Joint Press Release issued by the Company and Parent on July
                     1, 1999 (incorporated by reference to the Company's Form 8-K dated July 7, 1999).
       7       --    Non-Disclosure Agreement by and among Parent, Purchaser and the Company, dated April 30, 1999, in favor of the Company.
       8       --    Exclusivity Agreement, dated June 7, 1999, between the
                     Company and Parent.
       9       --    Form of Change In Control Agreement.
      10       --    Tender Agreement, dated as of June 30, 1999, by and among
                     the Parent, Purchaser and Havant International Holdings
                     Limited (incorporated by reference to Exhibit (c)(2) of
                     Schedule 14D-1).
      11       --    Form of Director Indemnification Agreement entered into
                     between the Company and its Directors (incorporated by
                     reference to the Company's Form 10-K for the fiscal year
                     ended December 27, 1998).
      12       --    By-Laws of the Company (incorporated by reference to the
                     Company's Registration Statement on Form S-1 (No. 33-80324)
                     or amendments thereto, filed with the Securities and
                     Exchange Commission on June 16, 1994).
      13       --    Amendment to By-laws adopted January 31, 1996 (incorporated by reference to the Company's Form 10-K for the fiscal year ended December 31, 1995).
      14       --    Restated Certificate of Incorporation of the Company
                     (incorporated by reference to the Company's Registration
                     Statement on Form S-1 (No. 33-80324) or amendments thereto, filed with the Securities and Exchange Commission on June
                     16, 1994).
      15       --    Preferred Shares Rights Agreement, dated as of July 10,
                     1996, between the Company and BankBoston N.A., formerly
                     First National Bank of Boston, N.A., as Rights Agent
                     (incorporated by reference to the Company's Form 8-K dated
                     July 10, 1996).
      16       --    Amendment to Preferred Shares Rights Agreement, dated as of
                     July 1, 1999, between the Company and BankBoston N.A.,
                     formerly First National Bank of Boston N.A., as Rights
                     Agent.
      17       --    Credit Agreement, dated June 5, 1997, among the Company,
                     BankBoston N.A., and BankBoston N.A., as agent for the
                     lenders (incorporated by reference to the Company's Form
                     10-Q for the quarter ended June 30, 1997).
      18       --    Third Amendment to Credit Agreement, dated October 30, 1998, among the Company, BankBoston N.A., and BankBoston N.A., as agent for the lenders (incorporated by reference to the
                     Company's Form 10-Q for the quarter ended September 30,
                     1998).
      19       --    Fourth Amendment to Credit Agreement, dated January 15,
                     1999, among the Company, BankBoston N.A., and BankBoston
                     N.A., as agent for the lenders (incorporated by reference to the Company's Form 10-K for the fiscal year ended December
                     27, 1998).
      20       --    Fifth Amendment to Credit Agreement, dated February 19,
                     1999, among the Company, BankBoston N.A., and BankBoston
                     N.A., as agent for the lenders (incorporated by reference to the Company's Form 10-K for the fiscal year ended December
                     27, 1998).

                                   SIGNATURE



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



                                          ADFLEX SOLUTIONS, INC.



                                          /s/ NEIL DIAL


                                          --------------------------------------

                                          Neil Dial, President and Chief
                                          Operating Officer



July 23, 1999

                                    ANNEX I

                             ADFLEX SOLUTIONS, INC.
                         2001 WEST CHANDLER BOULEVARD,
                            CHANDLER, ARIZONA 85224

                INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14F-1 THEREUNDER

     This Information Statement is being mailed on or about July 7, 1999 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to holders of the Common Stock, par value $0.01 per share ("Shares"), of ADFlex Solutions, Inc. (the "Company"). Capitalized terms used and not otherwise defined herein shall have the respective meanings set forth in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons designated by Innovex, Inc. ("Parent"), to a majority of the seats on the Board of Directors of the Company by means other than through a meeting of the Company's stockholders.

     This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action. The information contained in this Information Statement concerning Parent and Purchaser has been furnished to the Company by Parent, and the Company assumes no responsibility for the accuracy, completeness or fairness of any such information.

                   GENERAL INFORMATION REGARDING THE COMPANY

GENERAL

     At the close of business on July 1, 1999, there were 8,984,518 Shares issued and outstanding, each of which entitles its record holder to one vote. The Shares represent the only class of securities outstanding having the right to vote for the election of the Company's directors.

PARENT DESIGNEES

     On July 1, 1999, the Company, Parent and Merger Sub entered into an Agreement and Plan of Merger (the "Merger Agreement") and, in accordance with the terms and subject to the conditions therein, (a) Purchaser agreed to commence a tender offer (the "Offer") for any and all outstanding Shares at a price of $3.80 per Share, net to the seller in cash (subject to reduction for any applicable federal back-up withholding or stock transfer taxes payable by the seller), without interest thereon (the "Offer Price") and (b) at the Effective Time (as defined in the Merger Agreement) Merger Sub will be merged with and into the Company (the "Merger").

     The Merger Agreement provides that, promptly upon the purchase of Shares by Purchaser pursuant to the Offer, and from time to time thereafter, (a) Parent will be entitled to designate such number of directors ("Parent's Designees"), rounded up to the next whole number, as will give Parent, subject to compliance with Section 14(f) of the Exchange Act, representation on the Company Board equal to the product of (i) the number of directors on the Company Board (giving effect to any increase in the number of directors pursuant to these provisions and the provisions below) and (ii) the percentage that such number of Shares so purchased bears to the aggregate number of Shares outstanding (such number being the "Board Percentage"); provided, however, that if the number of Shares purchased pursuant to the Offer equals or exceeds a majority of the outstanding Shares, the Board Percentage will in all events be at least a majority of the members of the Company Board, and (b) the Company will, upon request by Parent, promptly satisfy the Board Percentage by (i) increasing the size of the Company Board or (ii) using reasonable efforts to secure the resignations of such number of directors as is necessary to enable Parent's Designees promptly to be so elected, subject in all instances to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. At the request of Parent, the Company will take all lawful action necessary to effect any such election.

     The Merger Agreement provides that, notwithstanding any other provision of the Merger Agreement, following the election or appointment of Parent's Designees, pursuant to these provisions and prior to the Effective Time, in addition to the approval of the Company Board, the affirmative vote of a majority of the directors of the Company who were directors of the Company as of the date of the Merger Agreement (who will act as an independent committee of the Board of Directors for this purpose) (the "Continuing Directors") will be required to (i) amend or terminate the Merger Agreement, (ii) extend the time for performance or waiver of Parent's and Merger Sub's respective obligations or other acts of Parent or Merger Sub under the Merger Agreement, or (iii) waive any of the Company's rights under the Merger Agreement.

     Parent has informed the Company that it designates William P. Murnane, Timothy S. McIntee and Douglas W. Keller to be elected as directors of the Company. Parent has informed the Company that each has consented to act as a director. Biographical information concerning each is presented below, and the Company assumes no responsibility for the accuracy or completeness of such information.

     WILLIAM P. MURNANE, age 37, has been President and Chief Operating Officer of Parent since July, 1998. Mr. Murnane served as a Vice President of Parent from 1995 to 1998, and as Chief Operating Officer of Boutwell, Owens & Co., a private manufacturer of packaging, from 1993 to 1995.

     TIMOTHY S. MCINTEE, age 41, has been Senior Vice President, Corporate of Parent since July 1998. Mr. McIntee joined Parent in August 1997 as Vice President, Corporate Development. From 1985 to 1997, Mr. McIntee practiced as an attorney with the law firm of Lindquist & Vennum, in the Mergers and Acquisitions Division.

     DOUGLAS W. KELLER, age 41, has been Vice President of Finance of Parent since October 1996 and an officer of Parent since May 1992. Mr. Keller joined Parent as its corporate controller in January 1990.

     Messrs. Murnane, McIntee and Keller are citizens of the United States. None
(i) is currently a director of, or holds any position with, the Company, (ii) has a familial relationship with any of the directors or executive officers of the Company, or (iii) to Parent's knowledge, beneficially owns any securities (or rights to acquire any securities) of the Company. The Company has been advised by Parent that, to Parent's knowledge, none has been involved in any transaction with the Company or any of its directors, executive officers or affiliates which is required to be disclosed pursuant to the rules and regulations of the Commission, except transactions between Parent and/or Purchaser and the Company disclosed in the Schedule 14D-9.

                    CURRENT DIRECTORS AND EXECUTIVE OFFICERS

DIRECTORS

     The Board of Directors currently consists of four members. Directors are elected by the stockholders of the Company for one-year terms and hold office until the next annual meeting of stockholders and until their successors are elected and qualified. The persons named below are current members of the Company's Board of Directors. The following sets forth as to each director his age, principal occupation and business experience, and the period during which he has served as a director of the Company.

     STEVE SANGHI, age 43, has been a Director of the Company since June 1994 and has been Chairman of the Board since April 1999. Mr. Sanghi is the President, Chief Executive Officer and Chairman of the Board of Directors of Microchip Technology Incorporated, a manufacturer of programmable micro-controllers and related specialty memory products. He has been employed by Microchip since February 1990. Mr. Sanghi also serves as a Director of Vivid Semiconductor, Inc.

     RICHARD P. CLARK, age 51, has been a Director of the Company since June 1994. For the past 28 years, Mr. Clark has been employed by AMP Incorporated ("AMP"), an interconnect company. From July 1995 through April 1999, Mr. Clark was the President and Chief Executive Officer of M/A-COM and also Divisional Vice President of Global Wireless Products Group, both of which are AMP subsidiaries that manufacture radio frequency and microwave components. From July 1989 through July 1995, Mr. Clark was the Associate Director of Corporate Development of AMP. Mr. Clark is also a Director of BroadBand Technologies, Inc., a supplier of telecommunications equipment.

     WADE MEYERCORD, age 58, has been a Director of the Company since December 1996. Mr. Meyercord has been the President of Meyercord & Associates, Inc., a management consulting firm, since September 1987. He has also served as Senior Vice President of Diamond Multimedia Systems, Inc. since November 1997. Mr. Meyercord also is the Chairman and a Director of California Micro Devices, a semiconductor manufacturer.

     WILLIAM KENNEDY WILKIE, age 50, has been a Director of the Company since January 1996. Since November 1994, Mr. Wilkie has been the Chief Executive and a Director of Havant International Holdings Limited ("HIHL") and its related subsidiaries. From June 1973 through November 1994, Mr. Wilkie was employed by IBM United Kingdom Ltd. and held executive positions in the IBM United Kingdom Manufacturing Division.

EXECUTIVE OFFICERS

     The executive officers of the Company serve until their successors have been chosen or until their earlier resignation or removal. Information concerning the executive officers of the Company is set forth below.

     NEIL DIAL was appointed as President and Chief Operating Officer in April 1999. Mr. Dial has served as Executive Vice President of Operations since October 1997. From May 1994 until joining the Company, he was President of Alphatec's Bangkok operations. From 1991 to July 1994, Mr. Dial was Assistant General Manager of Motorola's manufacturing facility in Kuala Lumpur, Malaysia.

     DAVID M. RZASA has served as the Senior Vice President of Worldwide Sales and Marketing since January 1999. From October 1996 until he joined the Company, Mr. Rzasa served as Vice President and General Manager for Digi International, based in Minnetonka, Minnesota. Prior to 1996, Mr. Rzasa was Chief Operating Officer for Three Five Systems in Tempe, Arizona, and also served as President, Group General Manager and Director of Operations for Rosemount, Inc. in Minnesota.

     DONALD E. FREDERICK has served as the Vice President, Chief Financial Officer and Secretary of the Company since June 1997. From May 1995 until joining the Company, Mr. Frederick served as Vice President of Finance for Flextronics International, based in San Jose, California. From January 1992 through May 1995, he was Director of Finance for Sony Electronics.

     R. CHARLES FURNISS has served as the Vice President Human Resources of the Company since November 1994. From July 1987 through June 1994, Mr. Furniss was the Senior Vice President Human Resources of Calcomp Inc., a wholly-owned subsidiary of Lockheed, Inc.

     ERIC H. BERT has served as Vice President Asia/Pacific Operations and Managing Director ADFlex (Thailand), Ltd. (ATL) since November 1997. From November 1996 to November 1997, Mr. Bert served as a Director of ATL. Mr. Bert joined the Company in May 1995 as a Business Unit Manager, and has also served as a Program Manager and ATL Director. From November 1993 until joining the Company, Mr. Bert served as Marketing Manager for Parlex Corporation, a flexible circuit manufacturer.

     TODD E. PATANELLA has served as Vice President of Corporate Materials since September 1998. Mr. Patanella has been with the Company or its predecessor, Rogers Corporation, since 1992, serving in various manufacturing and operations management positions.

                         SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth information as of June 7, 1999, with respect to beneficial ownership of the Company's Common Stock by (i) each director, (ii) the Chief Executive Office and the other executive officers of the Company named in the Summary Compensation Table, (iii) the executive officers and directors as a group, and (iv) each person known to the Company to beneficially own 5% or more of the outstanding shares of its Common Stock. Unless otherwise indicated, the address of all such persons is c/o ADFlex Solutions, Inc., 2001 West Chandler Boulevard, Chandler, Arizona 85224. Unless otherwise indicated, each of the stockholders has sole voting and investment power with respect to the shares beneficially owned, except to the extent that authority is shared by spouses under applicable law. The Company's Common Stock is the only outstanding class of equity securities of the Company. As of June 7, 1999, there were 87 record holders of Common Stock.

BENEFICIAL OWNER                                           NUMBER OF SHARES    PERCENTAGE OF CLASS(1)
----------------                                           ----------------    ----------------------
Rolando C. Esteverena....................................       164,719                  1.8%
Neil Dial(2).............................................        27,377                    *
R. Charles Furniss(3)....................................        23,538                    *
Eric H. Bert(4)..........................................        13,084                    *
Todd E. Pantanella(5)....................................         8,089                    *
Steve Sanghi(6)..........................................        54,000                    *
Richard P. Clark(7)......................................        16,500                    *
William Kennedy Wilkie(8)................................     1,393,347                 15.5%
  P.O. Box 6
  Langstone Road
  Havant, Hampshire P09 1SA
Wade Meyercord...........................................        10,000                    *
J. & W. Seligman & Co. Incorporated(10)..................     1,041,100                 11.6%
  100 Park Avenue
  New York, NY 10017
Dimensional Fund Advisors, Inc.(11)......................       635,600                  7.1%
  1299 Ocean Avenue, 11th Floor
  Santa Monica, CA 90401
Havant International Holdings Limited(8).................     1,392,347                 15.5%
  P.O. Box 6
  Langstone Road
  Havant, Hampshire P09 1SA
Executive officers and directors as a group including
  those named above (ten persons)(12)....................     1,726,348                 18.9%

---------------
  *  Less than 1% of the outstanding Common Stock.

 (1) Shares of Common Stock subject to options which are currently exercisable or exercisable within 60 days of June 7, 1999 are deemed outstanding for computing the percentage of the person holding such options but are not deemed outstanding for computing the percentage of any other person. Percentage of ownership is based upon 8,983,018 shares of Common Stock outstanding on June 7, 1999.

 (2) Includes options to acquire 24,374 shares of Common Stock currently exercisable or exercisable within 60 days following June 7, 1999.

 (3) Includes options to acquire 23,538 shares of Common Stock currently exercisable or exercisable within 60 days following June 7, 1999.

 (4) Includes options to acquire 10,455 shares of Common Stock currently exercisable or exercisable within 60 days following June 7, 1999.

 (5) Includes options to acquire 7,186 shares of Common Stock currently exercisable or exercisable within 60 days following June 7, 1999.

 (6) Includes options to acquire 37,000 shares of Common Stock currently exercisable or exercisable within 60 days following June 7, 1999.

 (7) Includes options to acquire 13,000 shares of Common Stock currently exercisable or exercisable within 60 days following June 7, 1999.

 (8) Includes 1,392,347 shares of Common Stock owned by HIHL. Mr. Wilkie is the Chief Executive and a Director of HIHL. He disclaims beneficial ownership of all shares held by HIHL.

 (9) Includes options to acquire 9,000 shares of Common Stock currently exercisable or exercisable within 60 days following June 7, 1999.

(10) According to its Schedule 13G dated February 10, 1999, of the 1,041,100 shares, 1,000,000 shares are owned by Seligman Communications and Information Fund, Inc., a registered investment company which is managed by J&W Seligman Company Incorporated ("JWS"), a registered investment advisor. Accordingly, JWS and Mr. Morris may be deemed to beneficially own and have shared voting power and shared dispositive power of such shares. Of the remaining 41,000 shares, JWS and Mr. Morris beneficially own and have shared voting power and shared dispositive power of such shares.

(11) According to its Schedule 13G dated February 11, 1999, Dimensional Fund Advisors, Inc., an investment advisor, has sole voting power and the sole power to dispose of all shares reported.

(12) Includes options to acquire 146,218 shares of Common Stock currently exercisable or exercisable within 60 days following June 7, 1999. Also includes 1,392,347 shares of Common Stock held by HIHL of which Mr. Wilkie disclaims beneficial ownership. See note (8) above.

                     CERTAIN RELATIONSHIPS AND TRANSACTIONS

CERTAIN RELATIONSHIPS

     Effective December 31, 1995, the Company completed its acquisition of the flexible circuit division of Xyratex (subsequently renamed "ADFlex Solutions Limited"), a private company located in England, engaged in the design, manufacture, assembly and sale of flexible circuit products. In consideration for the outstanding shares of the division, the Company delivered $12.4 million in cash, a $10 million subordinated debenture and 1,242,347 shares of restricted Common Stock. The debenture, dated January 7, 1996, was paid in full in June 1997.

     The shares of Common Stock issued to HIHL at the closing were equal to 15% of the Company's outstanding capital stock after giving effect to their issuance. HIHL has agreed not to sell or otherwise dispose of the shares for a period of two years (the "Holding Period") except as security for borrowed money or with the approval of the Company. The Holding Period expired in January 1998.

     The parties executed a Registration Rights and Standstill Agreement under which the Company granted to HIHL demand registration rights under the Securities Act of 1933 generally effective at the conclusion of the Holding Period. Pursuant to the Share Sale and Purchase Agreement, HIHL is entitled to a nominee to the Company's Board of Directors. William Kennedy Wilkie was appointed to the Board and is nominated for reelection pursuant to these contractual obligations. The Company also granted HIHL the right, in the event of a "Qualified Stock Offering" by the Company, to acquire such additional shares such that would allow HIHL to maintain its percentage ownership held immediately prior to the commencement of the Qualified Stock Offering, subject to approval of the Company's principal underwriter and other conditions. HIHL agreed to not increase its ownership interest in the Company beyond 20.5%.

RELATED TRANSACTIONS

     The Company derived 0.01%, 1.1% and 1.9% of its net sales in 1998, 1997 and 1996, respectively, from sales to Xyratex, a major shareholder of the Company with William K. Wilkie as a representative who serves on the Company's Board of Directors.

     Richard P. Clark was first elected to the Board of Directors as of June 2, 1994 pursuant to certain contractual commitments with AMP, which commitments terminated effective September 27, 1994 upon the Company's initial public stock offering. AMP has been an important supplier to the Company in the past and is expected to continue as such. Purchases from AMP for the years ended December 27, 1998, and December 31, 1997 and 1996 were approximately $1.4 million, $4.5 million and $2.6 million, respectively.

     The Company's Certificate of Incorporation and By-laws provide for indemnification of all Directors and officers. In addition, each Director of the Company has entered into a separate indemnification agreement with the Company.

     The Board of Directors has adopted a policy that all related party transactions be on terms that are at least as favorable to the Company than those that could have been negotiated with unrelated third parties.

            SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the Company's Directors and executive officers, and persons who own more than 10% of a registered class of the Company's equity securities, to file with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers initial reports of ownership and reports of changes in ownership of shares of the Company's Common Stock. Officers, directors and greater than 10% stockholders are required by SEC regulations to provide the Company with copies of all Section 16(a) reports they file. To the Company's knowledge, based solely upon review of the copies of such reports furnished to the Company and written representations that no other reports were required, all Section 16(a) filing requirements applicable to the Company's officers, directors and greater than 10% stockholders were satisfied during 1998, except that Todd E. Patanella filed his initial report on Form 3 late.

                        GENERAL INFORMATION WITH RESPECT
                           TO THE BOARD OF DIRECTORS

     During 1998, the Board of Directors met six times. The Board of Directors has established an Audit Committee and a Compensation Committee. The Board does not have a Nominating Committee, and the entire Board is responsible for the size and composition of the Board and for recommending nominees to serve on the Board.

COMMITTEES OF THE BOARD

  Audit Committee

     The Audit Committee, which is comprised of Richard P. Clark (Chairman), Steve Sanghi and Wade Meyercord, is responsible for: (i) reviewing and recommending the engagement each year of the Company's independent auditors;
(ii) consulting with independent auditors on the adequacy and effectiveness of the Company's internal controls; (iii) reviewing, with the independent auditors, the scope of the audit and audit procedures, the financial statements contained in the annual report to stockholders and the auditors' reports on the Company's financial statements; (iv) reviewing accounting and financial human resources and succession planning; and (v) taking such other steps as the Audit Committee deems necessary to carry out the normal functions of an audit committee. The Audit Committee held two meetings in 1998.

  Compensation Committee

     The Compensation Committee, which is comprised of Steve Sanghi (Chairman), Richard P. Clark and William Kennedy Wilkie, is responsible for: (i) determining the compensation of the Company's senior officers; (ii) reviewing recommendations by management as to the compensation of other officers and key personnel; and (iii) reviewing management's succession program. Further, the Compensation Committee administers the Company's 1993 Equity Incentive Plan, the 1994 Stock Incentive Plan and 1994 Employee Stock Purchase Plan. The Compensation Committee held four meetings in 1998.

                            DIRECTORS' COMPENSATION

FEES; OPTION GRANTS

     The Company compensates its eligible non-employee directors at the rate of $10,000 per year plus $1,000 per meeting of the Board attended. There is no compensation for telephonic Board meetings or committee meetings held on the same day as Board meetings. Further, all directors are reimbursed for their reasonable, out-of-pocket expenses incurred in connection with their attendance at Board and committee meetings. Eligible non-employee directors also receive automatic grants of options under the Company's 1994 Stock Incentive Plan. Both the director fees and the automatic option grant program are limited to those persons who serve as non-employee members of the Board and who do not beneficially own, directly or indirectly, or represent any stockholder that beneficially owns, directly or indirectly, more than 5% of the Company's Common Stock outstanding from time to time. Each eligible non-employee director is automatically granted a nonqualified option to purchase 12,000 shares of Common Stock upon his appointment to the Board. On the date of each annual meeting, each eligible non-employee director is automatically granted a nonqualified option to purchase 3,000 shares of Common Stock, provided that such person has served as a member of the Board for at least six months. There is no limit on the number of automatic option grants that any one eligible non-employee director may receive. All grants under the Stock Incentive Plan have a maximum term of 10 years from the automatic grant date, vest in a series of three equal installments, and have an exercise price equal to the fair market value of the Company's Common Stock on the grant date. In the event of certain changes of control, all outstanding director options automatically vest and become fully exercisable and remain exercisable following the change of control until the expiration or sooner termination of the option term. Immediately following a change of control, the automatic option grant program will terminate.

     On June 4, 1999, the Company granted a bonus to Steve Sanghi of $100,000 and to Wade Meyercord of $25,000, for services provided in connection with the management and operation of the Company following the resignation of Rolando C. Esteverena, the Company's former Chief Executive Officer. Such bonuses are payable in full only on the successful completion of a financing or strategic transaction involving the Company the effect of which results in payment in full of the existing credit facilities. The closing of the Merger would trigger payment of the bonuses.

                       COMPENSATION OF EXECUTIVE OFFICERS

SUMMARY COMPENSATION TABLE

     The following table sets forth the compensation paid to the Chief Executive Officer and the next four, most highly compensated executive officers who were serving as such at December 27, 1998 for services rendered in all capacities to the Company during the periods indicated.

                           SUMMARY COMPENSATION TABLE

                                                                                            LONG-TERM
                                                                                            COMPENSA-
                                                                                           TION AWARDS
                                                         ANNUAL COMPENSATION              -------------
                                              -----------------------------------------    SECURITIES        ALL
                                                                           OTHER ANNUAL    UNDERLYING       OTHER
                                                                           COMPENSATION      OPTIONS      COMPENSA-
NAME AND PRINCIPAL POSITION         YEAR(1)   SALARY($)(2)   BONUS($)(4)      ($)(5)      (# SHARES)(6)   TION($)(7)
---------------------------         -------   ------------   -----------   ------------   -------------   ----------
Rolando C. Esteverena                1998       $255,147      $ 35,771       $     --        50,000         $4,390
  Former President and               1997        238,518       244,503             --        20,000          2,302
  Chief Executive Officer(3)         1996        215,000            --             --            --          2,133

Neil Dial                            1998       $155,769      $     --       $  8,122        90,000         $1,750
  President and Chief                1997         45,200            --          2,200        50,000             --
  Operating Officer(8)               1996             --            --             --            --             --

Donald E. Frederick                  1998       $171,634      $ 15,575             --        80,000         $1,229
  Vice President, Chief              1997         97,596        33,377       $103,554        50,000            499
  Financial Officer and Secretary    1996             --            --             --            --             --

R. Charles Furniss                   1998       $127,500      $ 23,012       $     --        20,000         $2,080
  Vice President                     1997        126,558        89,763             --        10,000            930
  Human Resources                    1996        120,000            --         69,306            --            878

Eric H. Bert                         1998       $120,088      $  7,450       $     --        14,000         $1,160
  Vice President Asia/Pacific        1997         97,654        53,953         26,065         1,000            616
  Operations and Managing Director   1996         77,077            --             --            --            359
  ATL

---------------
(1) Mr. Frederick and Mr. Dial joined the Company in June and October, 1997, respectively. No compensation was earned by either from the Company prior to that time. Mr. Dial was appointed President and Chief Operating Officer on April 5, 1999.

(2) Mr. Bert's salary for 1998 includes additional compensation of $27,949, which relates to a cost of living adjustment in effect during his relocation to Thailand.

(3) All bonuses were paid to Mr. Esteverena under the Management Bonus Plan. The 1997 bonus was paid in part during the year earned and in part during the following year. Mr. Esteverena resigned from the Company on April 5, 1999.

(4) Bonuses include $262 in 1998 and $700 in 1997 under the Profit Sharing Bonus Plan for Mr. Frederick, Mr. Furniss and Mr. Bert. All other bonuses were paid to Mr. Frederick, Mr. Furniss and Mr. Bert under the Management Bonus Plan. The 1997 bonuses under the Management Bonus Plan were paid in part during the year earned and in part during the following year.

(5) The amounts disclosed in this column primarily include relocation expenses paid out by the Company. In 1998, the Company paid relocation expenses for Mr. Dial in the amount of $8,122. In 1997, the Company paid relocation expenses to Mr. Bert, Mr. Dial and Mr. Frederick in the amount of $26,065, $2,200 and $103,554, respectively. Relocation expenses paid by the Company for Mr. Furniss in 1996 were $69,306.

    Excluded from this column are perquisites and other personal benefits, which in no case in the aggregate exceeded the lesser of either $50,000 or 10% of the total annual salary and bonus of any named executive officer.

(6) Included in this column are the number of shares underlying new options granted to each named executive officer in place of previously granted options. See "Information Regarding Repricing, Replacement or Cancellation and Regrant of Option Grants".

(7) The amounts disclosed in this column include Company 401(k) matching contributions and the dollar value of insurance premiums paid by the Company for term life insurance. Company 401(k) matching contributions for the named executive officers in 1998, 1997 and 1996, respectively, were as follows:
    Mr. Esteverena, $1,120, $1,187, $1,183; Mr. Dial, $1,350, $0, $0; Mr.
    Frederick, $974, $350, $0; Mr. Furniss, $1,619, $483, $475; and Mr. Bert,
    $1,120, $565, $330. During 1998, term life insurance premiums paid by the Company were $1,890, $400, $255, $461 and $40 for Messrs. Esteverena, Dial, Frederick, Furniss and Bert. During 1997, term life insurance premiums paid by the Company were $1,115, $0, $149, $446, and $50 for Messrs. Esteverena, Dial, Furniss and Bert, respectively. During 1996, term life insurance premiums paid by the Company were $950, $403 and $30 for Messrs. Esteverena, Furniss and Bert, respectively.

(8) Mr. Dial was appointed President and Chief Operating Officer upon Mr. Esteverena's resignation effective April 5, 1999.

OPTION GRANTS

     The following table provides information with respect to stock option grants made to each of the named executive officers during the year ended December 27, 1998. No stock appreciation rights were granted to these individuals during 1998. The Company granted additional stock options to certain Company executives in 1999.

                       OPTION GRANTS IN LAST FISCAL YEAR

                              INDIVIDUAL GRANTS
-----------------------------------------------------------------------------   POTENTIAL REALIZABLE VALUE
                          NUMBER        PERCENT OF                                AT ASSUMED ANNUAL RATES
                       OF SECURITIES   TOTAL OPTIONS   EXERCISE                 OF STOCK PRICE APPRECIATION
                        UNDERLYING      GRANTED TO      OR BASE                     FOR OPTION TERM(6)
                          OPTIONS      EMPLOYEES IN      PRICE     EXPIRATION   ---------------------------
NAME                   GRANTED(#)(1)    FISCAL YEAR    ($/SH)(5)      DATE          5%             10%
----                   -------------   -------------   ---------   ----------   -----------   -------------
Roland C. Esteverena      50,000(2)         6.3%        $17.063     4/07/2008    $536,550      $1,359.700

Neil Dial                 50,000(3)         6.3%          8.500     6/22/2008     267,500         677,500
                          40,000(3)         5.0%          8.500     6/22/2008     214,000         542,000

Donald E. Frederick       50,000(3)         6.3%          8.500     6/22/2008     267,500         677,500
                          30,000(3)         3.8%                                  160,500         406,500

R. Charles Furniss        20,000(3)         2.5%          8.500     6/22/2008     107,000         271,000

Eric H. Bert              10,000(3)         1.2%          8.500     6/22/2008      53,500         135,500
                           4,000(4)         0.5%          8.203    11/05/2008      20,516          52,308

---------------
(1) Options were granted pursuant to the 1994 Stock Incentive Plan, as amended.

(2) Options granted will vest as to 1/24th of the shares covered thereby on the second anniversary of the grant date and as to an additional 1/24th of the shares per month thereafter, with the options being fully vested on the fourth anniversary of the grant date.

(3) Options granted for Mr. Dial, Mr. Frederick, Mr. Furniss and Mr. Bert, respectively, in June 1998 in replacement of previously granted options (see "Information Regarding Repricing, Replacement or Cancellation and Regrant of Option Grants") which vest as to 25% of the shares covered thereby on the first anniversary of the grant date and as to the remaining 75% of the shares on a monthly basis thereafter for a period of three years.

(4) Options granted will vest as to 25% of the shares covered thereby on the first anniversary of the grant date and as to the remaining 75% of the shares on a monthly basis thereafter for a period of three years.

(5) The exercise price was equal to the fair market value of the shares of Common Stock underlying the options on the grant date as determined by the Board of Directors pursuant to the 1994 Stock Incentive Plan, and may be paid in cash or in shares of the Company's Common Stock valued at their fair market value on the exercise date.

(6) The 5% and 10% assumed rates of compounded stock price appreciation are mandated by the rules of the Securities and Exchange Commission and do not represent the Company's estimate or projection of future Common Stock prices.

INFORMATION REGARDING REPRICING, REPLACEMENT OR CANCELLATION AND REGRANT OF OPTION GRANTS

     On June 22, 1998 the Compensation Committee unanimously agreed to reprice certain options previously granted by providing employees new options to replace previously granted options. No stock appreciation rights were granted to these individuals during 1998. The following table sets forth certain information concerning the repricing, replacement or cancellation and regrant of options, within the last ten fiscal years, of options held by executive officers of the Company.

                                                                                                   LENGTH OF
                                                               MARKET                               ORIGINAL
                                                              VALUE ON    ORIGINAL       NEW      OPTION TERM
                                                  NUMBER       DATE OF    EXERCISE    EXERCISE    REMAINING AT
                                     DATE OF    OF OPTIONS    REPRICING     PRICE       PRICE       DATE OF
NAME AND PRINCIPAL POSITION         REPRICING   REPRICED(1)   ($/SHARE)   ($/SHARE)   ($/SHARE)    REPRICING
---------------------------         ---------   -----------   ---------   ---------   ---------   ------------
Rolando C. Esteverena                 7/2/97      20,000       $14.875     $ 27.25     $14.875       8 Years
  Former President and Chief
  Executive Officer(2)
Neil Dial                            6/22/98      50,000       $  8.50     $22.063     $  8.50      10 Years
  President and Chief                6/22/98      40,000       $  8.50     $17.063     $  8.50
  Operating Officer(2)
Donald E. Frederick                  6/22/98      30,000      8$.50....    $15.500     $  8.50      10 Years
  Vice President, Chief              6/22/98      30,000       $  8.50     $17.063     $  8.50
  Financial Officer and Secretary
R. Charles Furniss                   6/22/98      20,000       $  8.50     $17.063     $  8.50      10 Years
  Vice President Human Resources      7/2/97      10,000       $14.875     $ 27.25      14.875       8 Years
Eric H. Bert                         6/22/98      10,000       $  8.50     $17.063     $  8.50      10 Years
  Vice President Asia/Pacific         7/2/97       1,000       $14.875     $ 27.25      14.875       8 Years
  Operations and Managing
  Director ATL

---------------

(1) Options were repriced pursuant to the 1994 Stock Incentive Plan, as amended. All options vest as to 25% of the shares covered thereby on the first anniversary of the new grant date and as to the remaining 75% of the shares on a monthly basis thereafter for a period of three years.

(2) Mr. Dial was appointed President and Chief Operating Officer upon Mr. Esteverena's resignation effective April 5, 1999.

AGGREGATED OPTION EXERCISES AND FISCAL YEAR-END OPTION VALUES

     The following table sets forth information with respect to the exercise of stock options by the named executive officers during 1998 and the number and value of unexercised options held by the named executive officers at December 27, 1998.

   AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
                                     VALUES

                                                                    NUMBER OF
                                                                   SECURITIES
                                                                   UNDERLYING            VALUE OF
                                                                   UNEXERCISED      UNEXERCISED IN-THE-
                                                                   OPTIONS AT        MONEY OPTIONS AT
                                        SHARES        VALUE      FISCAL YEAR-END      FISCAL YEAR-END
                                      ACQUIRED ON    REALIZED    (#)EXERCISABLE/      ($)EXERCISABLE/
NAME                                  EXERCISE(#)     ($)(1)      UNEXERCISABLE      UNEXERCISABLE(2)
----                                  -----------    --------    ---------------    -------------------
Rolando C. Esteverena(3)............         0       $     0     33,123/131,877             $0
Neil Dial(3)........................         0       $     0           0/90,000              0
Donald E. Frederick.................         0       $     0           0/80,000              0
R. Charles Furniss..................         0       $     0      13,999/42,001              0
Eric H. Bert........................     1,373       $10,984       5,551/28,576              0

---------------
(1) The amounts shown were calculated based upon the difference between the exercise price and the fair market value of the Company's Common Stock as of the date of exercise.

(2) Calculated based upon the difference between the closing market price per share for the Company's Common Stock on December 27, 1998 as reported by the Nasdaq National Market and the exercise price.

(3) Mr. Dial was appointed President and Chief Operating Officer upon Mr. Esteverena's resignation effective April 5, 1999.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Compensation Committee currently consists of Steve Sanghi, Richard P. Clark and William Kennedy Wilkie. It is primarily responsible for approving the Company's general compensation policies and setting compensation levels for the Company's executive officers. The Compensation Committee also administers the Company's 1993 Equity Incentive Plan, 1994 Stock Incentive Plan and 1994 Employee Stock Purchase Plan, as amended.

     Richard P. Clark was first elected to the Board of Directors as of June 2, 1994 pursuant to certain contractual commitments with AMP, which commitments terminated effective September 27, 1994 upon the Company's initial public stock offering. AMP has been an important supplier to the Company in the past and is expected to continue as such. Purchases from AMP for the years ended December 27, 1998 and December 31, 1997 and 1996 were $1,392,027, $4,514,000 and
$2,582,000, respectively.

EMPLOYMENT CONTRACTS, TERMINATION OF EMPLOYMENT AND CHANGE IN CONTROL

     The Compensation Committee has approved an agreement outlining certain arrangements applicable to Mr. Frederick, Mr. Rzasa, Mr. Dial and Mr. Furniss that would be effective upon a change in control of the Company. The term of the agreement is for three years and will be automatically extended for successive one year periods thereafter. Under the agreement, the executive officers named above would be entitled to receive the following benefits if, within one year following a change in control of the Company, any of them resigns for good reason or is terminated by the Company:

          (i) The Company would pay to the executive a lump sum amount (no later than the thirtieth day following the date of termination) equal to his full base salary through the date of termination at the greater of either the rate in effect at the time of termination or the rate in effect immediately prior to the change in control (collectively, the "Base Rate"). In addition, the Company will pay an amount equal to 1.1 multiplied by the sum of (a) one year's base salary at the Base Rate plus (b) the greater of either his target bonus in effect under the Company's management bonus plan at the time of termination or the target bonus in effect under the Company's management bonus plan immediately prior to the change in control.

          (ii) The Company would maintain for the executive officer and eligible beneficiaries the benefits pursuant to the Company-sponsored benefit plans, programs or other arrangements in which he is entitled to participate immediately prior to the change in control until either (a) his attainment of comparable benefits upon alternate employment or (b) one year following the date of termination, whichever occurs first.

          (iii) The Company would use reasonable efforts to continue insurance coverage or other provisions for indemnification and defense of officers or directors of the Company which are in effect on the date of the change in control.

          (iv) Subject to Section 16 of the Exchange Act, all stock options and other stock incentive awards which are not vested at the date of termination shall vest as of the date of termination and may be exercised in accordance with the terms of the plans and agreements pursuant to which such options and other awards were issued.

          (v) To the extent necessary to avoid the disallowance of the deductibility of the payments to be made as described above, such payments would be limited by Section 280G of the Internal Revenue Code of 1986.

With respect the aforementioned, "good reason" means certain reductions in base salary, certain relocations, the assignment of duties materially inconsistent with the duties prior to the change in control, or a significant reduction in the officer's position, all of which occurred without the executive officer's express prior written consent. A "change in control" includes the acquisition of beneficial ownership by certain persons of securities possessing more than 50% of the total combined voting power of the Company's outstanding securities, a change in composition of the Board over a period of 36 consecutive months or less such that the current Board members of the Company cease to constitute a majority thereof (except that any new Board member approved by at least a majority of the current Board is considered to be a member of the current Board), or certain events relating to reorganizations, mergers, consolidations, liquidations or sales of all or substantially all of the Company's assets.

     Except as provided above, none of the Company's other executive officers has an employment contract with the Company, and their employment may be terminated at any time at the discretion of the Board of Directors. However, the Compensation Committee has the authority as administrator of the 1994 Stock Incentive Plan to provide for the accelerated vesting of the shares of Common Stock subject to outstanding options and other awards held by the Chief Executive Officer and the Company's other executive officers on any unvested shares actually held by those individuals under the 1994 Stock Incentive Plan, in the event their employment were to be terminated (whether involuntarily or through a forced resignation) following a hostile take-over of the Company effected through a successful tender for more than 50% of the Company's outstanding Common Stock or through a change in the majority of the Board as a result of one or more contested elections for Board membership.

                                 EXHIBIT INDEX

EXHIBIT NO.                                DESCRIPTION
-----------                                -----------
     1        --   Letter to Stockholders, dated July 7, 1999, from Neil Dial,
                   President and Chief Operating Officer of the Company.
     2        --   Offer to Purchase, dated July 7, 1999 (incorporated by
                   reference to Exhibit (a)(1) of Schedule 14D-1).
     3        --   Letter of Transmittal (incorporated by reference to Exhibit
                   (a)(2) of Schedule 14D-1).
     4        --   Agreement and Plan and Merger, dated as of July 1, 1999,
                   among Parent, Purchaser and the Company (incorporated by
                   reference to the Company's Form 8-K dated July 7, 1999).
     5        --   Fairness Opinion of BancBoston Robertson Stephens Inc.,
                   dated July 1, 1999.
     6        --   Joint Press Release issued by the Company and Parent on July
                   1, 1999 (incorporated by reference to the Company's Form 8-K dated July 7, 1999).
     7        --   Non-Disclosure Agreement by and among Parent, Purchaser and the Company, dated April 30, 1999, in favor of the Company.
     8        --   Exclusivity Agreement, dated June 7, 1999, between the
                   Company and Parent.
     9        --   Form of Change In Control Agreement.
    10        --   Tender Agreement, dated as of June 30, 1999, by and among
                   the Parent, Purchaser and Havant International Holdings
                   Limited (incorporated by reference to Exhibit (c)(2) of
                   Schedule 14D-1).
    11        --   Form of Director Indemnification Agreement entered into
                   between the Company and its Directors (incorporated by
                   reference to the Company's Form 10-K for the fiscal year
                   ended December 27, 1998).
    12        --   By-Laws of the Company (incorporated by reference to the
                   Company's Registration Statement on Form S-1 (No. 33-80324)
                   or amendments thereto, filed with the Securities and
                   Exchange Commission on June 16, 1994).
    13        --   Amendment to By-laws adopted January 31, 1996 (incorporated by reference to the Company's Form 10-K for the fiscal year ended December 31, 1995).
    14        --   Restated Certificate of Incorporation of the Company
                   (incorporated by reference to the Company's Registration
                   Statement on Form S-1 (No. 33-80324) or amendments thereto, filed with the Securities and Exchange Commission on June
                   16, 1994).
    15        --   Preferred Shares Rights Agreement, dated as of July 10,
                   1996, between the Company and BankBoston N.A., formerly
                   First National Bank of Boston, N.A., as Rights Agent
                   (incorporated by reference to the Company's Form 8-K dated
                   July 10, 1996).
    16        --   Amendment to Preferred Shares Rights Agreement, dated as of
                   July 1, 1999, between the Company and BankBoston N.A.,
                   formerly First National Bank of Boston N.A., as Rights
                   Agent.
    17        --   Credit Agreement, dated June 5, 1997, among the Company,
                   BankBoston N.A., and BankBoston N.A., as agent for the
                   lenders (incorporated by reference to the Company's Form
                   10-Q for the quarter ended June 30, 1997).
    18        --   Third Amendment to Credit Agreement, dated October 30, 1998, among the Company, BankBoston N.A., and BankBoston N.A., as agent for the lenders (incorporated by reference to the
                   Company's Form 10-Q for the quarter ended September 30,
                   1998).

EXHIBIT NO.                                DESCRIPTION
-----------                                -----------
    19        --   Fourth Amendment to Credit Agreement, dated January 15,
                   1999, among the Company, BankBoston N.A., and BankBoston
                   N.A., as agent for the lenders (incorporated by reference to the Company's Form 10-K for the fiscal year ended December
                   27, 1998).
    20        --   Fifth Amendment to Credit Agreement, dated February 19,
                   1999, among the Company, BankBoston N.A., and BankBoston
                   N.A., as agent for the lenders (incorporated by reference to the Company's Form 10-K for the fiscal year ended December
                   27, 1998).